The Honourable Rod Gantefoer
Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET

09-10

SASKATCHEWAN:
STRONG AND STEADY

BUDGET SUMMARY

MINISTER'S MESSAGE

It is with great pleasure that I table the 2009-10 Budget and supporting documents for public review and discussion.

This budget is designed to keep Saskatchewan’s economy strong and steady at a time of great global uncertainty.

At a time when other areas of Canada and indeed the world are experiencing economic crises, we are forecasting economic growth. While others are shutting down factories and cutting their workforce, we are looking for workers and showing an increase in employment. Where others are lamenting lack of opportunity and are mulling greener pastures, we have experienced 10 consecutive quarters of population growth. And while others are forecasting deficit budgets, Saskatchewan is tabling a balanced budget and forecasting surpluses for the next three years.

So, we are optimistic, but cautious. Saskatchewan is not immune to what’s happening elsewhere, but we are better positioned than most to meet the challenges ahead. Our revenues are forecast to continue strong, allowing us to address the priorities of Saskatchewan people.

Budget 2009-10 delivers on several of those priorities – most notably by providing the biggest property tax cut in Saskatchewan history, putting $103 million back into the pockets of Saskatchewan taxpayers, for a 14 per cent saving. And, the provincial government will increase its share of funding to school divisions by $241 million this year, to a record $990.5 million. As a result, the province will now fund about 63 per cent of the operating costs for Pre-Kindergarten to Grade 12 education, up from last year’s provincial funding of 51 per cent. Property taxes will be reduced a further $53 million next year, and the share of provincial funding will rise to 66 per cent. As promised during the election campaign, we are providing a new balance in education funding.

Also delivering on an election commitment, this budget commits to a two-year phase-in to provide municipalities with the equivalent of one point of the Provincial Sales Tax as unconditional operating grants, for a total of $167.4 million this year. We are also providing another $1 billion in capital funding, building on the Ready for Growth infrastructure program announced with last year’s budget – to ensure we have the roads, hospitals, schools and other infrastructure in place to ensure a strong economy.

Students at all levels of the education system will benefit from this budget, through more child care spots and better Internet connections, to improved student financial assistance and funding to help institutions manage tuition costs. This budget commits $200 million over two years for a new Children’s Hospital in Saskatoon. It funds new child welfare initiatives and supports for low-income people, and also increases funding to help ensure safer communities. It also increases funding for agriculture stability programs and an improved crop insurance program.

All this is on top of considerable benefits already realized by Saskatchewan people through five key measures previously introduced by Government: the largest single-year income tax reduction in Saskatchewan history, a significantly enhanced Low-Income Tax Credit, a new Active Families Benefit for children’s activities, a significant increase in the Employment Supplement for low-income working parents, and more than doubling the Seniors Income Plan – the first increase in this benefit in 16 years.

While stories of doom and gloom dominate headlines elsewhere, we remain positive and optimistic with a growing economy.

With Budget 2009-10 we are addressing the priorities of Saskatchewan people, and ensuring we stay on a strong and steady course into the future.

/s/ Rod Gantefoer

Honourable Rod Gantefoer
Minister of Finance

TABLE OF CONTENTS

MINISTER’S MESSAGE

2009-10 BUDGET SUMMARY
Government Direction for 2009-10	6
TECHNICAL PAPERS
Saskatchewan's Economic Outlook	26
General Revenue Fund Financial Outlook	34
General Revenue Fund 2008-09 Financial Update	46
2009-10 Revenue Initiatives	47
Saskatchewan's Tax Expenditures	50
2009 Intercity Comparison of Taxes, Utilities and Housing	54
2009-10 Borrowing and Debt	60
Growth and Financial Security Fund	65
Debt Retirement Fund	66
Reducing Education Property Tax and Funding Education	67
Municipal Operating Grants	71
GENERAL REVENUE FUND (GRF) FINANCIAL TABLES
GRF - Statement of Operations and Accumulated Deficit	74
GRF - Statement of Change in Net Debt	74
GRF - Statement of Cash Flow	75
GRF - Schedule of Revenue	76
GRF - Schedule of Expense	77
GRF - Schedule of Debt	78
GRF - Schedule of Borrowing Requirements	79
GRF - Schedule of Guaranteed Debt	80
SUMMARY FINANCIAL STATEMENT (SFS) FINANCIAL TABLES
Summary Statement of Surplus	82
Summary Statement of Change in Net Debt	84
Schedule of Pension Liabilities	84
Schedule of Tangible Capital Assets	85
Summary Schedule of Debt	86
Notes to the Summary Financial Budget	87

SASKATCHEWAN PROVINCIAL BUDGET

09-10

GOVERNMENT DIRECTION FOR 2009-10

SASKATCHEWAN: STRONG AND STEADY
Government Direction for 2009-10

In the fall of 2007, a new government was elected to bring a fresh approach and clear direction to this province, providing a vision for growth that would allow all citizens to share in the prosperity.

In the spring of 2008, the Government shared its vision and goals with ministries to provide context for the development of their plans and budgets and to ensure that the work government does is aligned with a common vision.

One Vision for Government

A secure and prosperous Saskatchewan, leading the country in economic and population growth, while providing a high quality of life for all.

Government’s Goals

Sustain Economic Growth for the benefit of Saskatchewan People, ensuring the economy is ready for growth and positioning Saskatchewan to meet the challenges of economic and population growth and development.

Secure Saskatchewan as a safe place to live and raise a family where people are confident in their future, ensuring the people of Saskatchewan benefit from the growing economy.

Keep Government’s Promises and fulfill the commitments of the election, operating with integrity and transparency, accountable to the people of Saskatchewan.

Ministries have developed Plans for 2009-10 to align with this direction. These plans, available on the Internet, present a high level description of the activities ministries will undertake in the coming year.

These plans respond to direction provided to Cabinet Ministers in their mandate letters from the Premier and reflect the decisions made through the development of the 2009-10 Budget. Some highlights of ministry activity are presented here; for more information, see the ministry plans.

STRONG AND STEADY

Our province’s economy is performing well on a number of measures: GDP and population growth, housing starts, building permit values, manufacturing shipments, international exports, retail and motor vehicle sales, and capital investment.

When other economies started to falter last year, Saskatchewan’s economy remained strong and is poised to again lead the nation in a number of key areas.

6   Budget 2009-10 /Budget Summary

For more information on indicators, see Saskatchewan’s Economic Outlook paper.

Over the last year, the global economy has taken a severe blow. Governments around the world are creating stimulus packages to get their economies back on track and regain employment.

While the experts differ in their assessment of how extensive and long-lasting the economic downturn may be, many are suggesting that governments should: invest in infrastructure, offer tax relief where possible, and assist those industries that need help to weather the storm.

Saskatchewan to lead the nation
in Economic Growth in 2009

- Conference Board

The Conference Board’s Winter 2009 Outlook states that “massive income tax cuts, combined with a swift increase in infrastructure spending, will boost Saskatchewan’s economy by 1.6 per cent in 2009” – the highest percentage growth rate among the provinces. The Board attributes this growth, in part, to tax reductions offered and infrastructure investments made by the provincial government.

Our Government has committed to managing Saskatchewan’s finances in a prudent and fiscally responsible manner. While Saskatchewan has fared well, it is not completely immune to the economic shocks being experienced around the globe.

As a result of falling commodity prices, government revenues will be significantly lower than the record levels of 2008-09. As a result, prudent fiscal management is required. Budget 2009-10 provides for focused investments in the most effective areas, cautious revenue estimates in case prices or demand for our commodities falls unexpectedly, and efforts to maintain balanced budgets going forward.

GROWTH

The Government’s goal for economic growth focuses on positioning the province to meet the challenges that may result from a growing economy and an increasing population. These include: increasing demands on our infrastructure; a need for effective development of the labour force; and support to ensure business and industry can remain competitive and prosper.

Investments in Infrastructure

Saskatchewan was ahead of the curve, making the largest single infrastructure investment in the province’s history in 2008-09.

This timely investment has helped to keep people on the job while improving roads, schools and hospitals throughout the province.

The $1 billion “Ready for Growth” investment in infrastructure in the 2008-09 Budget was boosted with an additional $500 million injected into the system in February 2009.

Budget Summary/ Budget 2009-10   7

This accelerated investment provided an additional lift to the economy when surplus funds were available, accelerating projects that would have had to wait until new funding was announced in 2009-10.

This Budget goes even further with government’s infrastructure agenda. The province is investing $473.5 million in 2009-10 for government-owned capital and $528.5 million in third party capital transfers.

Highways and Roads

The 2009-10 capital budget for Highways and Infrastructure is $358.2 million. A major portion of the infrastructure funding for highways and roads serves government’s goal for economic growth. This funding includes:

•	$43.5 million for three new multi-year highway construction projects: the Regina Lewvan Interchange; the Global Transportation Hub; and the Yorkton truck route;

•	$23.3 million for twinning Highway 11 between Saskatoon and Prince Albert over a four-year period; and

•	$100.6 million for various projects in rural and northern transportation systems.

The construction industry has been growing steadily in the last several years preparing for today’s opportunities. A steady flow of capital into this industry, with a long-term plan for more growth, ensures the industry’s stability.

The Ministry of Highways and Infrastructure has been working closely with industry to communicate government’s five-year capital plan, to keep this important stakeholder informed, thereby ensuring significant projects remain on schedule.

Support to Municipalities

Municipalities are key partners in the economy and have an important role to play in the province’s growth and prosperity. The province is committed to ensuring municipalities are engaged and supported partners in development.

This Budget fulfills the Government’s commitment to a new revenue sharing deal with municipalities, based on provincial own source revenues.

Beginning in 2009-10, the Government is initiating step one of a two-year plan to base municipal operating grants on the value of one point of the Provincial Sales Tax (PST), as reported in the most recent version of the Provincial Public Accounts.

As a transitional measure for 2009-10, $167.4 million will be provided, a $32.3 million increase from 2008-09, equivalent to 90 per cent of the value of one point of PST from the 2007-08 Public Accounts (excluding the Liquor Consumption Tax component). In subsequent years, the equivalent of one hundred per cent of one point of PST will be provided.

This funding will be distributed amongst municipalities by Municipal Affairs (MA) according to an agreed upon formula and is being provided to municipalities one year earlier than in the original commitment. For more information, refer to the Municipal Operating Grant paper.

In addition to the increase in municipal operating grants, funding of $151.8 million (in MA and Tourism, Parks, Culture and Sport) for municipal infrastructure projects has also been secured through a combination of provincial and federal funding, including:

8   Budget 2009-10 /Budget Summary

•	$59.7 million for the federal Gas Tax program;

•	$25 million to meet provincial matching requirements related to commitments in the 2009 federal budget;

•	$20 million for the Building Canada Fund - Communities Component;

•	$22.4 million for the Municipal Rural Infrastructure Fund and the Urban Development Agreements;

•	$5.6 million for the second year of the Saskatchewan Infrastructure Growth Initiative (SIGI) which will issue another $75 million in interest-free loans to municipalities to support infrastructure development; and

•	$16.5 million for the Building Communities Program through Tourism, Parks, Culture and Sport. [TPCS]

Support to our municipal partners also includes:

•	$31.0 million in operating and capital funding for continued support to the municipal and rural transportation system, including the Municipal Bridge and Roads Strategy, and the Urban Highway Connector program; [HI]

•	An additional $20 million capital investment in 2009-10 for the rural municipal transportation system; [HI]

•	$13 million for grants-in-lieu of property taxes, an increase of $1.0 million over last year; [MA] and

•	$6.7 million for the Saskatchewan Assessment Management Agency, an increase of $450,000. [MA]

Labour Force Development

The province continues to enjoy a low unemployment rate and employment opportunities while other regions are suffering growing unemployment. Saskatchewan may well be one of the best places in the world to ride out the economic storm.

Support for Education and Innovation

A prerequisite for an effective labour force is a well-educated, skilled and adaptable population. This starts early with accessible, high quality early learning and child care opportunities, a strong K-12 education system, and an inclusive, accessible and responsive post-secondary education system.

This Budget provides a $241 million increase in school operating funding to significantly reduce education property taxes while providing for teachers’ salary increases.

Increased capital funding in the K-12 education and child care system includes:

•	$61.0 million for K-12 major and block capital projects; and

•	$5.4 million for early learning and child care capital funding; this funding will provide for development of 1,000 new child care spaces and enhance existing PreKindergarten facilities.

Post-secondary institutions, universities and colleges have been expanding training opportunities and targeting programs to better meet the needs of the labour market.

Budget Summary/ Budget 2009-10   9

Advanced Education, Employment and Labour (AEEL) will continue to work in partnership with the Ministry of Health and post-secondary institutions, investing $7.9 million in 2009-10 to continue training seat expansions announced last year for registered nurses (RNs), psychiatric nurses, medical diagnostic professionals, and physicians.

The Ministry of Health will continue to implement the Saskatchewan Union of Nurses (SUN)/Provincial Government Partnership Agreement to stabilize the workforce of nurses.

Health’s 2009-10 Budget provides $23 million for health provider recruitment and retention, including nurses and hard to recruit professionals. Funding will assist with international recruitment efforts, provide recruitment and relocation incentives and improve workplace safety.

Additional funding of $9.5 million is also being provided for physician training and recruitment. This investment includes additional funding to add 24 post-graduate residency training seats at the College of Medicine. Funding will also help to develop and implement a physician recruitment strategy and address faculty compensation competitiveness.

AEEL will support JobStart/Future Skills to address worker shortages, including:

•	Workbased Training for the Unemployed to engage individuals in the labour force; and

•	Institutional Quick Response which trains workers so they have the skills to meet the needs of the labour market.

A Workplace Essential Skills Saskatchewan pilot will be undertaken to provide funding for industry and post-secondary partners to assist job seekers and existing employees in developing essential skills.

Other initiatives that focus on meeting labour force challenges through apprenticeship are:

•	$3.9 million to maintain the mid-year increase to apprenticeship training seats by approximately 1,100 and provide additional Apprenticeship Training Allowance to support the apprentices; and

•	An apprenticeship training program within the Ministry of Government Services to help train additional skilled trades people for the construction industry. A $450,000 increase, found by redirecting funding within the ministry, will allow eight people to join the program on a full-time basis.

In addition, AEEL will:

•	Expand initiatives for under-represented groups in the Saskatchewan labour market, such as: persons with disabilities and immigrants;

•	Pursue new partnerships with sector groups and employers for workforce recruitment initiatives and making improvements to saskjobs.ca;

•	Work with regulatory bodies and other ministries to implement Chapter 7 of the Agreement on Internal Trade to work towards the goal of full labour mobility;

•	Increase awareness of farm safety and implement the Memorandum of Understanding for Occupational Health and Safety between the ministry and Workers’ Compensation Board; and

•	Implement service integration arrangements within the ministry to improve access to information and services for clients in smaller centres in the province.

Capital funding for the post-secondary system can increase the accessibility of educational opportunities:

•	$25.1 million for continued facility maintenance, a 12 per cent increase over 2008-09;

•	$4.1 million to fund principal and interest costs on previously approved borrowing at the universities;

10   Budget 2009-10 /Budget Summary

•	A funding increase of $4.4 million for renovations to accommodate health care program expansion;

•	New funding of $5.4 million for the Cumberland Regional College to develop a centre for literacy, Workplace Essential Skills and Adult Basic Education; and

•	A $4.0 million increase for the Carleton Trail Regional College to relocate to the new high school in Humboldt.

This funding is in addition to the $26.35 million in capital funding previously announced for SIAST, St. Peter’s College, Great Plains College and the Saskatchewan Indian Institute of Technologies (SIIT).

Funding to support additional research and innovation includes:

•	$15.7 million for the International Vaccine Centre on the University of Saskatchewan campus which consists of $9.8 million in new funding and $5.9 million previously committed through the Innovation and Science Fund; [AEEL]

•	$2.9 million increase for the Saskatchewan Research Council to increase their capacity to partner with other organizations on research and development activities. [SRC]

Students

In addition to the investments being made in the education sector to ensure strong labour force development, other initiatives are being funded that will benefit students more directly:

•	$23.5 million to enable universities to limit tuition increases to an average of three per cent;

•	Expand and implement year two of the Graduate Retention Program by reimbursing up to $18.5 million in tuition costs to graduates who stay or come to the province;

•	Implement the Mathematics of Information Technology and Complex Systems (MITACS) program for graduate students and post-doctoral fellows to participate in applied research and development internships;

•	$2.2 million for enhancements to student loans to provide grants for low and middle-income students in one-year programs, increase the provincial maximum weekly loan limit from $110 to $140 per week of study, and increase the Saskatchewan Student Bursary to maintain debt levels at $210 per week of study;

•	Implement the Repayment Assistance Plan (RAP) which will replace the current Interest Relief Plan and the Debt Reduction in Repayment program. RAP provides assistance to borrowers who are having trouble in repayment by allowing them to make affordable payments;

•	$2.8 million in new funding for the Provincial Training Allowance to mirror increases for shelter and energy rates in income support programming;

•	Implement the Saskatchewan Scholarship of Honour which recognizes Saskatchewan men and women who have served in the Canadian Forces; and

•	Administer scholarships to over 2,000 students, including the Centennial Merit Scholarship, Queen Elizabeth Scholarships and French language bursaries.

Stronger First Nations and Métis Engagement in the Economy

A commitment was made to strengthen government’s partnership with First Nations people. Many steps are being taken in that regard.

The Ministry of Advanced Education, Employment and Labour (AEEL) is developing a First Nations and Métis Involvement and Inclusion strategy to improve education and employment outcomes of First Nations and Métis people.

Budget Summary/ Budget 2009-10   11

Funding of $5.9 million will be targeted for an Aboriginal Workforce Development Fund to increase workforce participation by First Nations and Métis individuals in the province by supporting employment initiatives developed by Community Based Organizations.

Other investments in AEEL include:

•	Ongoing operating and programming funding for the SIIT and $2.0 million in previously committed capital funding;

•	Ongoing operating and program funding to the Gabriel Dumont Institute, Saskatchewan Urban Native Teacher Education Program and the Dumont Technical Institute;

•	Support increased access, participation and success of First Nations and Métis people in apprenticeship training;

•	Training and skills development opportunities for Aboriginal people in northern Saskatchewan in partnership with the federal government and the resource industry, under the four-year Northern Career Quest Partnership;

•	Nursing and health education opportunities delivered through the Northern Nursing Education Program and the Northern Health Science Access Program;

•	New and enhanced local partnerships with First Nations for employment services to enable the successful and equitable participation of Aboriginal peoples in Saskatchewan’s economy;

•	Continued funding for Adult Basic Education on-reserve through Saskatchewan regional colleges and SIIT; and

•	Education, arts and science learning opportunities to northerners through the Northern Teacher Education Program and the Northern Professional Access College.

The Government provides payments from gaming proceeds according to established agreements. Gaming profits are allocated to several funds, including the First Nations Trust, Community Development Corporations and the Métis Development Fund.

Increased funding through First Nations and Métis Relations (FNMR) of $17.6 million in Budget 2009-10 is due to increased casino profit forecasts for the Saskatchewan Indian Gaming Authority and Saskatchewan Gaming Corporation Casinos.

First Nations and Métis Relations has committed $300,000 to implement Northern Enterprise Regions to support economic development in the Northern Administrative District.

First Nations and Métis Relations will continue to provide support for First Nations and Métis people through:

•	A revitalized approach to the Aboriginal Employment Development Program;

•	Positive community-industrial relations related to northern fossil energy, mining, tourism, and traditional trapping and commercial fishing industries;

•	A new consultation policy framework and implementation of an exploratory phase to address outstanding issues, including sharing the wealth of the province, consultation capacity, environmental standards, traditional territories and land use, and dispute resolution; and

•	Financial obligations pursuant to Treaty Land Entitlement.

In 2009-10 the Ministry of Health will:

•	Implement Saskatchewan’s plan under the Aboriginal Health Transition Fund that provides funding to better adapt provincially delivered health services to meet the needs of Aboriginal peoples; and

•	Provide $250,000 for the development of a First Nations Health and Well-Being Plan and an enhanced Métis Partnership on Health. These will help to build formal partnerships and relationships with various Aboriginal organizations to better meet the needs of First Nations and Métis people.

12   Budget 2009-10 /Budget Summary

The Ministry of Education is also undertaking initiatives to support First Nations and Métis students in the K-12 system. In 2009-10, the ministry will:

•	Implement, monitor and assess the Inspiring Success: Building Towards Student Achievement policy framework for First Nations and Métis learners;

•	Develop the First Nations and Métis Language Strategy and Framework to support the retention and revitalization of Saskatchewan-based First Nations and Métis languages and dialects; and

•	Develop a curriculum framework of Treaty Education outcomes to support the instruction of Treaty Education in all schools.

Immigration Strategy

After many years of experiencing net out-migration from our province, there are now more people moving into Saskatchewan than moving out. Inter-provincial mobility has been a dynamic force on Saskatchewan’s population over the last decade, while international migration has provided an upward trend.

The Fall 2008 Throne Speech
...government is also focused on a new immigration strategy. This strategy is aimed at streamlining the process for entry into Saskatchewan, making it easier to live in a location that holds the best promise of the brightest future and highest quality of life.

Advanced Education, Employment and Labour is undertaking an immigration strategy to respond to the demographic and labour needs of the province and attract economic investment to help build Saskatchewan.

The province is investing an additional $2.0 million in 2009-10 with a focus on immigrant entrepreneurship to provide more opportunities to attract investors to Saskatchewan. New business immigration programs will include an Aboriginal/Immigrant investor initiative and a business succession initiative that will grow the province and create jobs.

Other priority elements of the strategy include:

•	A target of 3,400 nominations for 2009-10, or potentially 9,600 new immigrants, through the Saskatchewan Immigrant Nominee Program (SINP);

•	A new settlement and integration delivery model to more effectively respond to increased immigration;

•	Introduce a new information database and online application processing capabilities to improve processing times and quality of applications received; and

•	Establish an International Education Council that will promote a more co-ordinated approach to international education in the province.

Budget Summary/ Budget 2009-10   13

Business and Industry Development

This government is committed to ensuring that Saskatchewan is a business-friendly environment. Investments are being made in key areas to support industries and stimulate the economy.

Agriculture

This Budget fulfills commitments to review the Crop Insurance program and to fully fund agricultural support programs. Increased funding will allow improvements to those programs to better suit producers’ needs.

Farm income stabilization programs will see an increase of $108.1 million in additional funding in 2009-10. Therefore, total funding to these programs will be $199.6 million. Costs are estimated as follows:

•	$160.6 million for AgriStability, a program that provides income support for producers experiencing large income losses; and

•	$39.0 million for AgriInvest, a program which provides flexible coverage for small-income declines and helps to mitigate producers’ risks.

After undertaking an extensive review of the Crop Insurance program in 2008, this government will invest $25.2 million more in the program than last year, resulting in a $155.1 million Crop Insurance Program. Stemming directly from recommendations made by producers, some new features will be added to the program while other areas will be enhanced.

The Ministry of Agriculture will work closely with the federal government to negotiate key agreements such as the Growing Forward bilateral framework. This Budget provides $5.0 million for the non-business risk management portion of the Agreement which includes funding for: water development; farm and value-added business development; food safety; environmental farm planning; and innovation and research.

This Budget also provides:

•	$20.2 million for the first year of the Agricultural Crown Land Sale Program which is intended to put Crown land back into the hands of farmers;

•	$22.0 million to fulfill the commitment to transfer the administration of the AgriStability program to Crop Insurance which will improve services, provide jobs in the province and result in administrative efficiencies; and

•	Funding to maintain research and development, third party grants, land management services, and financial programs.

An internal restructuring took place in the Ministry of Agriculture in 2008-09 and efficiencies were found in order to improve how services are delivered to farmers. A renewed regional service model is being developed and three new regional offices will be opened in 2009-10 in Kindersley, Watrous and Moose Jaw.

Energy and Green Initiatives

The Ministry of Energy and Resources supports the oil and gas, mining and forestry sectors in their pursuit of sustainable growth and development.

In 2009-10, the ministry will begin a complete modernization of its business and regulatory systems to allow the industry to take advantage of emerging technologies.

This includes:

•	$11.6 million in capital funding and $1.5 million in operating expense for the Oil and Gas Business Process and Systems Renewal Project, which will improve the service to the oil and gas industry by integrating the system with other oil and gas producing jurisdictions; and

14   Budget 2009-10 /Budget Summary

•	Converting the mineral dispositions systems to the new web-based Mineral Acquisition Registry Saskatchewan (MARS) infrastructure.

A large portion of ER’s funding goes to advance innovation and research in the energy and resource sectors:

•	$2.2 million in on-going funding to support Green Initiatives – Energy Projects such as those related to CO2 enhanced oil recovery and climate change;

•	$1.0 million for an operating grant to the Petroleum Technology Research Centre (PTRC), a world leader in CO2 capture and sequestration and enhance oil recovery;

•	$1.1 million for energy sector initiatives which support innovative practices in energy production.

Total funding to the PTRC of $2.5 million per year for four years through these initiatives will help the province secure a leadership role in joint carbon sequestration projects, like the one with Montana contemplated for 2009-10.

Building upon a successful pilot project undertaken in Weyburn/Midale through the International Energy Agency (IEA) CO2 Monitoring and Storage Project, Saskatchewan’s innovation will make significant advances for North America in reducing the impact of climate change.

The Ministry of Environment will administer $15.3 million in funding through the “Go Green” Initiative to support projects that promote the development and implementation of cost-effective environmental technologies, such as:

•	Carbon capture and storage;

•	Energy efficiency and conservation initiatives; and

•	Water conservation initiatives.

A number of ministries are doing their part to change their approaches and influence their partners to be more environmentally responsible. For example:

•	The Ministry of Education will include environmental education, conservation and sustainability when developing K-12 curricula in 2009-10 and will develop and implement capital policies for Environmental and Sustainability Guidelines;

•	Government Services is providing leadership to ministries in environmental stewardship practices and is undertaking several measures to reduce the environmental impact of government operations and its vehicle fleet;

•	The Saskatchewan Watershed Authority is delivering a provincial rebate of $50 to encourage use of low flow toilets; and

•	The Provincial Sales Tax exemption continues on purchases of ENERGY STAR® rated appliances and low-interest loans are offered for ENERGY STAR qualified furnaces and boilers. [ENV, FI]

Enterprise Saskatchewan – A New Approach to Growth

The Enterprise Saskatchewan Act was proclaimed on July 29, 2008 and established Enterprise Saskatchewan (ES) as a special operating agency and an agent of the Crown. ES is a new partnership between government, business, labour, First Nations, municipalities, post-secondary institutions and other economic stakeholders.

The agency is expected to review key sectors of the economy, to identify barriers to growth and make recommendations to the government to increase competitiveness.

Budget Summary/ Budget 2009-10   15

Enterprise Saskatchewan will maintain funding for key programs previously held under Enterprise and Innovation:

•	Funding of $5.3 million for the Enterprise Regions, a renewed regional economic development approach that replaces the Regional Economic Development Authorities;

•	$5.1 million for the Western Economic Partnership Agreements (WEPA) designed to encourage economic growth in Saskatchewan;

•	$3.8 million for the Strategic Investment Fund; and

•	$8.4 million for the continuation of the federally funded Community Development Trust Fund (CDTF) to support activities that enhance economic opportunities for communities negatively affected by global economic volatility.

Saskatchewan’s share of the CDTF is $36.4 million over three years. Budget 2009-10 has determined that the federal CDTF funding will be distributed as follows:

•	$3.1 million in Energy and Resources for value-added research for our forest industry to help it become more competitive, produce higher value products and undertake new market development;

•	$8.4 million in Enterprise Saskatchewan to enhance the economic opportunities for communities negatively affected by international economic volatility; and

•	$1.3 million in AEEL to support Adult Basic Education and skills training opportunities.

Enterprise Saskatchewan is working closely with its Board of Directors, a diverse and distinguished panel of stakeholders and leaders, to ensure the province has a competitive environment that attracts investment.

Government’s new partnership with the ES Board is well established. The Board’s advice has been instrumental in key policy decisions made in the budget; for example, conversion of the Saskatchewan Research and Development (R&D) Tax Credit to refundable status.

The R&D Tax credit is currently a non-refundable corporate income tax credit of 15 per cent of qualifying R&D expenditures in the province.

The Government made a commitment to enhance the R&D Tax Credit to encourage greater investments in R&D. The 2009-10 Budget fulfills that promise by converting the credit to refundable status.

This change will provide an additional $6 million per year in provincial support to small and medium sized R&D companies and will help to bridge the gap that exists between the research stage and commercial development. The total cost of this tax credit is $18 million annually.

Steps are being taken to enhance the attractiveness of investing in Saskatchewan-based small and medium-sized businesses. The Government has announced, effective for the 2009 taxation year, the tax credit that is offered for investments in nationally-registered Labour Sponsored Venture Capital Corporations will be equal to 20 per cent of the amount invested.

For more information on this tax credit or other enhancements to the provincial tax system, see the 2009-10 Revenue Initiatives paper.

16   Budget 2009-10 /Budget Summary

SECURITY

Government’s goal of providing security for Saskatchewan people is intended to ensure that Saskatchewan is a safe place to live and raise a family and that the high quality of life that people expect in this province continues into the future. The benefits of the strong economy should be enjoyed by all who call Saskatchewan home.

The Government has therefore committed to lowering the tax burden for families and businesses across the province.

Tax Relief

Education Property Tax

A long-standing irritant in this province has been the level of education property tax levied on homes, businesses, farms, and other properties. Saskatchewan has been more reliant than any other province on the property tax base to fund education.

Current property tax levels are putting a high burden on Saskatchewan taxpayers and placing Saskatchewan communities in a competitive disadvantage.

The Government made a campaign commitment to achieve a fairer balance for education funding, to ensure K-12 education is properly funded, and to significantly reduce the education portion of the property tax. This Budget fulfills that commitment.

Under the new system, the province will cut and cap education property tax rates (mill rates) by setting province-wide tax rates for each of the three major property classes – residential, commercial and agricultural. The overall amount of tax paid by property owners to fund education will be reduced by $103 million, or 14 per cent, in 2009 compared to last year. This represents the largest education property tax cut in a single year in the province’s history.

In turn, the provincial government will increase its funding to school divisions to $990 million this year, an increase of $241 million, to offset the loss in tax revenues and increased costs, such as growth in teachers’ salaries. As a result of this change, the province will now fund about 63 per cent of the operating costs for PreKindergarten to Grade 12 education, up from last year’s provincial funding of 51 per cent.

Education tax on property will be reduced by a further $53 million next year, with the province assuming an offsetting share of education funding. At that point, the provincial government will be funding about 66 per cent of the cost of K-12 education.

Reducing our reliance on education property tax has been a top priority for many of our business stakeholders and municipal partners. Recent consultations with key stakeholders determined the necessity to act upon this long standing issue within this Budget.

For more information on Education Property Tax see the Ministry of Education’s website (www.education.gov.sk.ca).

Budget Summary/ Budget 2009-10   17

Lower Personal Taxes

The reduction to education property taxes, along with the significant personal income tax reduction announced in October of 2008, will substantially reduce taxes paid by working men and women and property owners across the province.

Personal Income Tax Reduction

The Saskatchewan Legislature passed the largest single-year, personal income tax cut in the province’s history in the Fall of 2008. Premier Wall announced this historic tax cut as a key component of government’s plan to share the benefits of the growing economy with all Saskatchewan people.

Lower personal income taxes will result through:

•	increased basic and spousal exemptions - the amount of money a person can earn before starting to pay income tax;

•	increased dependent child exemptions - to assist families with the costs of raising children; and

•	a new Low-Income Tax Credit to assist lower income residents, many of whom pay no provincial income tax such as seniors and students – the maximum tax credits provided to eligible families with children were increased to $600 per year.

These tax measures will result in tax savings of $440 per year for an individual or $1,320 per year for a working family with two children. In addition, the new Low-Income Tax Credit will benefit about 300,000 Saskatchewan residents.

The income tax reductions are retroactive for the 2008 taxation year and will impact a broad spectrum of Saskatchewan residents. It is estimated that approximately 80,000 Saskatchewan taxpayers will no longer be required to pay provincial income tax.

Together, the income tax reduction and the new Low-Income Tax Credit will save Saskatchewan taxpayers over $300 million a year. [FI]

Sharing the Benefits of a Strong Economy

Maintaining Our Quality of Life

The Government followed through on its commitment to double tourism funding in last year’s budget. The 2009-10 Budget for Tourism, Parks, Culture and Sport includes an additional $338,000 to support tourism activities. Highlights in 2009-10 will include improved highway signage, event hosting, capital investment in museum and heritage facilities, and a 2.5 per cent increase in funding to Tourism Saskatchewan to help promote and market the province.

Participation at the 2010 Olympic and Paralympics Winter Games in Vancouver is an opportunity to showcase Saskatchewan’s high quality of life, rich heritage and diverse culture to the world. TPCS will provide support for a Saskatchewan Pavilion at the Games to profile the province’s business and tourism opportunities, as well as participation in the Cultural Olympiad.

Our provincial parks are a significant tourism attraction. In 2009-10 there will be a $5.2 million increase in parks’ funding. Electricity was added to just over 300 campsites during 2008, the first year of a four-year, 1,000-campsite, electrification program. Funding in 2009-10 includes providing another 200 to 300 campsites with electrification upgrades, and other improvements across the parks system.

Funding to Regional Parks is increasing by $415,000 to just over $1.0 million, to assist regional parks in offering a wide range of outdoor recreational services.

18   Budget 2009-10 /Budget Summary

In 2009-10, the Government is implementing the Active Families Benefit to assist families with costs so that children can participate in cultural, recreational, and sport activities. Funding of $18 million is being provided in 2009-10 for the cost of this benefit. Parents of children aged 6 to 14 years could receive a benefit of up to $150 per child per taxation year.

A $1.1 million increase in the Community Initiatives Fund will allow for greater Saskatchewan Gaming Corporation profits flowing back to communities.

TPCS will continue the progress being made on the province’s Arts, Culture and Heritage Sector Development Plan, to improve economic growth, increase quality of life and build pride in Saskatchewan. A $932,000 increase will be made in culture and heritage funding in 2009-10.

Seniors

This Budget provides funding to improve programs for seniors. As a result of a mid-year decision to expand the Seniors Income Plan (SIP), the number of seniors eligible for the program increased to 19,800 and the benefit levels increased from $90 to $190 for single seniors and from $72.50 to $155 for each member of a two person senior household. This Budget provides an additional $16.5 million in Social Services to pay for those enhancements.

In addition, $2.0 million in new funding is provided in the Ministry of Health related to SIP health benefits as more seniors are in receipt of the benefit. These services include:

•	One free eye examination in each 12 month period;

•	Chiropractic services without charge;

•	Reduced Prescription Drug Plan semi-annual deductible;

•	Home care subsidy; and

•	Exemption from many of the charges under the Saskatchewan Aids to Independent Living Program. [Health]

The Ministry of Health will also provide:

•	$665,000 for a Stroke Prevention Clinic and Integrated Rehabilitation Pilot Program; and

•	$50,000 for the expansion of the Alzheimer Society of Saskatchewan - First Link Program to rural areas.

People with Disabilities

Programs for disabled people and children with diverse needs remain a priority for this government. The Ministry of Education is providing a $375,000 increase for Enhanced Accessibility grants for child care facilities that support children with physical, cognitive, behavioural or emotional needs. This increase results in total funding of over $2.1 million for these grants and over $3.3 million in total child care funding in 2009-10 that specifically supports children with diverse needs.

In addition, a $350,000 increase is provided for the 15 Community Based Organizations that deliver Early Childhood Intervention Programs (ECIP). This program will provide support to over 720 at-risk children in 2009-10 who have physical and intellectual disabilities and hearing and visual impairments. Total funding for the ECIP program is $3.7 million in 2009-10.

Other enhancements being made in 2009-10 are as follows:

•	$35.9 million to continue to address waiting lists in the Community Living Division, significantly reducing the waiting list within four years; [SS]

•	$270,000 in new funding, a 10 per cent increase, for the Transit for the Disabled Program; [MA] and

Budget Summary/ Budget 2009-10   19

•	AEEL will continue to support adults with disabilities through the Employability Assistance for People with Disabilities program to increase their employability skills and support transitions from school to work for youth with disabilities. [AEEL]

Children’s Health and Safety

A commitment was made to make the construction of a children’s hospital a priority for this government.

This Budget takes significant steps towards the commitment to build a new Children’s Hospital. $200 million will be provided over two years to the Saskatoon Health Region for further planning and development of this facility. [Health]

The Government is committed to making improvements to the Child Welfare system. This Budget provides $24.9 million as the first instalment in a multi-year strategy. This funding includes:

•	$9.2 million in capital funding to expand alternate space capacity, including group home development with community partners;

•	$15.7 million in operating resources to support new initiatives in the Child Welfare system, including:

~	Additional operating funding to expand alternate space capacity, including group home development with community partners;

~	Creation of a Family Finders program to locate families for children in care; and

~	Recruitment and retention initiatives (described below).

Recruitment initiatives funded include:

•	Promotional activities in partnership with the Saskatchewan Foster Families Association (SFFA);

•	Resources to allow the SFFA to hire a dedicated foster home recruitment specialist to attract aboriginal families;

•	Resources to allow the SFFA to respond to initial enquiries from members of the public interested in becoming foster parents, as well as to support the PRIDE training (Parent Resources for Implementation, Development and Education); and

•	Resources to implement a foster family referral program in partnership with the SFFA.

Retention initiatives funded include:

•	A three per cent increase to the child care rates provided to foster parents; this is in addition to the 17 per cent increase provided in the past 16 months;

•	A three per cent increase to the child care rates provided to extended family caregivers; this is in addition to the 43 per cent increase provided in the past 16 months;

•	New payment provisions to compensate foster families for their time in completing the PRIDE training;

•	Expansion to respite programming for foster families;

•	Expansion of damage compensation for foster families; and

•	Creation of a mentorship program for new foster parents in partnership with the SFFA.

20   Budget 2009-10 /Budget Summary

Improved Social Supports

Our social assistance and housing programs are being provided with additional support to address increased demand.

•	$2.7 million for inflationary adjustments in the Saskatchewan Assistance Plan (SAP) and Transitional Employment Allowance (TEA) and to respond to higher utility and transportation costs;

•	$1.7 million to increase daily food allowances for child welfare and Community Living Division group home and day program clients; and

•	$12.4 million to adjust shelter rates in the income assistance programs in response to the Task Force on Housing Affordability and to index shelter allowances and supplements, maintaining allowances at 70 per cent of market averages.

In 2009-10, $15.3 million in housing capital funding will help to renovate government-subsidized rental housing, enhance the Saskatchewan Home Energy Improvement Program, and construct new affordable housing units. This is over and above the $29.3 million in housing projects announced in the “economic booster shot” earlier in the year.

The Government made a commitment to work with Community Based Organizations to improve service delivery to Saskatchewan families and to provide stable and predictable funding.

Community Based Organizations will see an increase of $27.2 million, to provide a further three per cent basic grant increase over and above the additional funding announced in both last year’s budget and in September 2008. This funding is primarily intended to address recruitment and retention issues.

Stronger, Safer Communities

Improved Policing

The Government made a commitment to increase the number of police officers in the province by 120 over four years and to develop a Western Canadian partnership and database to help reduce the presence of gangs in our cities.

To advance the commitment of 120 new officers over four years, new funding of $1.6 million will increase the province’s contingent of police officers by 30 in 2009-10. Thirty new officers were added in 2008-09.

Police services are also being strengthened through new funding in Corrections, Public Safety and Policing (CPSP) as follows:

•	$3.8 million for the Royal Canadian Mounted Police (RCMP) to provide back-up for single officers in potentially hazardous situations;

•	$2.1 million for increased RCMP salary and operating costs;

•	$2.0 million for RCMP capital requirements, including small maintenance projects, and equipment and telecommunications upgrades for the detachments;

•	$910,000 in increased grants for municipal police forces;

•	$481,000 for Saskatchewan's participation in a Western Canadian gang member database;

•	$500,000 to support program activities coming out of the proposed Witness Protection legislation; and

•	$600,000 and 7.0 FTEs to increase the activities of "Safer Communities and Neighbourhoods."

Budget Summary/ Budget 2009-10   21

In addition, the 2009-10 Budget makes investments to strengthen the province’s correctional centres and their operations:

•	$8.7 million for the Remand Centre at the Saskatoon Provincial Correctional Centre, this being year one of a four-year, $87.0 million project;

•	$8.0 million in one-time funding to conduct security and safety upgrades in the ministry's secure facilities;

•	$3.3 million and 20.0 FTE increase for projected inmate growth in the system;

•	$4.9 million and 18.0 FTEs annualizing to 32.0 FTEs in 2010-11 for increasing managerial and operational capacity within the facilities;

•	$750,000 to upgrade the Saskatchewan Young Offender Case Activity Management System; and

•	$1.4 million to purchase security equipment for the ministry's secure facilities. [CPSP]

Improvements to the Justice System

Investments in government-owned capital that support increased security include:

•	$13.0 million for continuing construction of the Meadow Lake Courthouse; the project is in its second year;

•	$5.0 million for the first year of a renovation and expansion of the Saskatoon Queen's Bench Courthouse; and

•	$1.8 million for security enhancements and renovations for court facilities in Regina and Swift Current.

Funding increases also support increased access to justice through investment of $270,000 for an additional judge and deputy sheriff and $300,000 to increase Crown prosecutor resources to strengthen the response to violent crime.

As well, the Saskatchewan Financial Services Commission will become a special operating agency which will enhance enforcement and compliance activities. [all items from JU]

Safer Infrastructure

The Ministry of Environment strives to prevent and reduce risks to the health of people and the environment.

In order to better protect our northern communities from forest fires, the ministry will continue delivery of the Aerial Fire Fleet Renewal Program with $28.3 million in 2009-10. Funding of $1.5 million has also been provided for the construction of fire observation towers and other infrastructure projects.

Work is being done on our highways, roads and bridges not only to support economic development, but to ensure greater safety for those that are using the transportation system:

•	$224 million is being invested in preservation, maintenance and rehabilitation of the highway system, an increase of $21.4 million over last year; and

•	$44.5 million, more than doubling last year's investment for bridge and culvert rehabilitation and construction, which includes $10 million for the first year of funding to replace the St. Louis Bridge.

22   Budget 2009-10 /Budget Summary

The Saskatchewan Watershed Authority (SWA) is also taking steps to improve our water supply and related infrastructure:

•	The Authority will invest in a Water Availability Study to help SWA manage water to support growth and prosperity without compromising environmental benefits;

•	$500,000 is provided, for a total of $820,000, for non-profit Watershed Stewardship Associations implementing source water protection plans;

•	Funding for a Rural Water Control Program will maintain a 50 per cent share of costs with municipal partners; for channel clearing and maintenance costs; and

•	$323,000 in new funding, or $3.0 million in total capital funding, to accelerate the rehabilitation of the province’s water supply infrastructure.

Improved Emergency Response

To improve emergency response, a consolidated public safety telecommunications system will begin operation in 2009-10. This is a multi-ministry effort being led by the Ministry of Corrections, Public Safety and Policing.

This project will result in a supply of radios used by emergency personnel across the province. The total cost of the program is as follows:

•	$22.4 million for the construction of the Provincial Public Safety Telecommunications Network. This project is in year 3 of 4, total cost of the project is $34.6 million with $2.3 million budgeted in 2010-11.

•	$1.8 million for the first year of a two-year commitment to purchase radios for emergency response service agencies; and

•	$310,000 for the first year of a $760,000 two-year program to acquire radios for the ministry to access the new system.

PROMISES

Government’s goal of fulfilling commitments made to the people of this province while operating with integrity, transparency and accountability has been well served by this Budget.

Election Promises

This Budget demonstrates that promises made to the people of this province are being kept.

Even before this Budget, the Government had already fulfilled over 100 of its campaign promises. As a further demonstration of increased accountability and transparency, the Premier’s web page provides an on-going list of commitments fulfilled to date.

This Budget fulfills most of the remaining commitments, including:

•	Education property tax reductions;

•	Enhancements to revenue sharing;

•	Improvements to Crop Insurance and agricultural support;

•	Strengthening our relationship with First Nations and Métis people;

•	Undertaking an immigration strategy;

•	Increasing the number of police officers and reducing the presence of gangs;

•	Building a Children's Hospital;

•	Reducing tax levels and improving the R&D Tax Credit; and

•	Providing a lift to CBO funding levels.

Budget Summary/ Budget 2009-10   23

Increased Accountability

Government is committed to increased transparency and accountability and has taken steps to improve processes and documents to support this. A renewed accountability approach has been undertaken across government starting with the articulation and publication of Ministers’ mandate letters.

From this direction, ministries developed their plans to inform the budget process and have since developed high level plans that communicate their primary areas of focus, to be released publicly with the 2009-10 Budget.

New legislation has been written to provide further direction in this regard. The Growth and Financial Security Act requires that ministries fully examine their programs to ensure they are operating in the most efficient and effective manner possible so that Saskatchewan people can be assured that they are getting the best economic value out of their public services.

Details on the commitments fulfilled and other budget highlights presented in this paper are included in the ministries’ Plans for 2009-10. Ministries will report on the results of their activities and performance measures in their annual reports.

For clarification, here is a list of ministry and agency acronyms used in this document:

[AEEL]	Advanced Education, Employment and Labour
[CPSP]	Corrections, Public Safety and Policing
[ES]	Enterprise Saskatchewan
[ENV]	Environment
[FI]	Finance
[FNMR]	First Nations and Métis Relations
[HI]	Highways and Infrastructure
[JU]	Justice and Attorney General
[MA]	Municipal Affairs
[PRIDE]	Parent Resources for Implementation, Development and Education
[PTRC]	Petroleum Technology Research Centre
[SFFA]	Saskatchewan Foster Families Association
[SIIT]	Saskatchewan Indian Institute of Technologies
[SWA]	Saskatchewan Watershed Authority
[SS]	Social Services
[TPCS]	Tourism, Parks, Culture and Sport

24   Budget 2009-10 /Budget Summary

SASKATCHEWAN PROVINCIAL BUDGET

09-10

TECHNICAL PAPERS

Saskatchewan’s Economic Outlook

2008 PERFORMANCE

Overall, 2008 was a truly exceptional year for the province’s economy, ranking at or near the top (among all provinces) according to most indicators. Consumer spending, government and business investment and a record harvest were the three significant drivers of growth in 2008.

Real GDP increased by 3.7 per cent, while nominal GDP grew by almost 30.0 per cent due to the substantial increase in commodity prices.

As well, Saskatchewan’s population increased by 16,288 between July 1, 2007 and July 1, 2008 and employment grew by 11,000 in 2008.

Percentage increases in the value of Saskatchewan’s international exports, wholesale trade, retail sales, building permits and capital investment led the nation, while Saskatchewan ranked second in terms of growth in number of housing starts, new vehicle sales, employment and manufacturing sales.

2008 ECONOMIC INDICATORS
	Per Cent Change	Ranking in Canada
International Exports	61.2	Highest
Wholesale Trade	41.1	Highest
Retail Sales	10.4	Highest
Value of Building Permits	32.8	Highest
Total Capital Investment	19.8	Highest
New Housing Starts (# of units)	13.7	2nd Highest
New Vehicle Sales (# of units)	8.6	2nd Highest
Employment	2.2	2nd Highest
Value of Manufacturing Sales	17.8	2nd Highest
Source: Statistics Canada

26   Budget 2009-10 /Budget Summary

INTERNATIONAL ECONOMIC CONDITIONS AND OUTLOOK

Saskatchewan exports roughly 70 per cent of what it produces. Therefore, what happens in the rest of the world is an important factor in the province’s economic performance.

The U.S. alone consumes roughly 64 per cent of Saskatchewan’s international goods exports, while approximately 16 per cent can be attributed to China, Japan and other Asian nations.

The global economic outlook has worsened in recent months. What was initially a U.S. housing market-driven credit crisis has become a global financial crisis with real economic impact. Many of the world’s most advanced nations are either already in recession or expected to be in recession in 2009.

The fourth quarter of 2008 saw contractions of 6.2 per cent, 5.9 per cent and 12.7 per cent in the U.S., Euro zone and Japanese economies (on an annualized basis), respectively.

For 2009 overall, the U.S. economy is anticipated to decline by roughly 2.0 per cent, with contractions of 0.5 per cent and 0.2 per cent forecast for the Euro zone and Japan, respectively.

While the outlook for 2009 is bleak, economic growth is expected to return in 2010, bolstered by policy measures to help stimulate demand, stabilize the financial system and improve the flow of credit.

CANADIAN ECONOMIC CONDITIONS AND OUTLOOK

The Canadian economy declined at an annualized rate of 3.4 per cent in the fourth quarter of 2008, the biggest decline since 1991. The two major drags on growth were consumer spending and business investment, which fell by 3.3 per cent and 17.6 per cent respectively on an annualized basis. Exports also decreased, reflecting weak demand in the U.S. and around the world. For 2008 overall, Canadian real GDP increased by 0.5 per cent.

The Canadian economy is expected to decline by 0.8 per cent this year, as the effects of the global economic slowdown continue. In 2010, 2.7 per cent real GDP growth is expected as world demand improves.

CANADIAN ECONOMIC ASSUMPTIONS
	2008 Actual	2009	2010	2011	2012	2013
Real GDP Growth (%)	0.5	(0.8)	2.7	2.8	2.9	2.7
CPI Growth (%)	2.4	1.3	2.1	2.0	2.0	2.0
Interest Rates (%)
Short-term [1]	2.34	2.01	2.11	2.86	3.87	4.63
Long-term [2]	3.60	3.78	4.03	5.28	5.59	5.59
Canadian Dollar (US cents)	94.48	84.10	88.20	94.34	96.23	96.46
[1] 3-month Treasury Bill
[2] 10-year Government of Canada Bond

Budget Summary/ Budget 2009-10   27

Easing inflation pressures have made it easier for policy makers to reduce interest rates to help combat the economic downturn.

Canadian short-term and long-term interest rates averaged 2.3 per cent and 3.6 per cent respectively in 2008. Short-term interest rates, on average, are expected to fall to roughly 2.0 per cent this year. Long-term rates are anticipated to remain under 4.0 per cent.

The value of the Canadian dollar weakened alongside commodity prices late last year, but is expected to strengthen somewhat in the second half of 2009 as commodity prices improve. The Canadian dollar is anticipated to average 84.1 US cents in 2009 and 88.2 US cents in 2010.

COMMODITY PRICES

The price of West Texas Intermediate (WTI) oil is expected to average US$45.00 per barrel in 2009 and US$60.00 per barrel in 2010.

The price of natural gas is expected to average C$6.25 per gigajoule (GJ) in 2009 and C$7.00 per GJ in 2010.

Lower oil and gas prices are expected to affect drilling activity in the province this year and next.

28   Budget 2009-10 /Budget Summary

NON-RENEWABLE RESOURCE PRICE ASSUMPTIONS
	2008 Actual	2009	2010	2011	2012	2013
WTI Oil (US$/barrel)	99.65	45.00	60.00	70.00	75.00	80.00
Natural Gas (C$/GJ)	7.65	6.25	7.00	7.50	7.75	8.00
Potash [1] (C$/K2O tonne)	727.31	1,079.52	1,045.77	999.76	999.83	1,015.86
Potash [1] (US$/KCl tonne)	419.12	553.80	562.65	575.34	586.90	597.74
[1] The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.
Source: Ministry of Energy and Resources

Unlike many other commodity prices, the price of potash remained strong in the later part of 2008, averaging about C$1,200 per K2O tonne (US$600 per KCl tonne), in the final three months.

Despite prospects for slightly lower offshore sales, particularly in the early part of 2009, potash producers around the world are anticipated to keep potash prices high by managing supplies. The current forecast assumes that the price of potash will average C$1,080 per K2O tonne (US$554 per KCl tonne) in 2009 and C$1,046 per K2O tonne (US$563 per KCl tonne) in 2010.

Droughts in Australia and Europe in 2007 and a surge in the demand for corn, soybeans and wheat around the world drove grain prices significantly higher in the first half of 2008. In the second half of 2008, grain prices came down slightly as a result of the global credit crunch and recession fears.

Though remaining historically high, crop prices are forecast to average slightly below 2008 levels. Prices for most crops are expected to rebound over the medium term as the world economy recovers.

MAJOR CROP AND LIVESTOCK PRICE ASSUMPTIONS
	2008 Actual	2009	2010	2011	2012	2013
Wheat [1] (C$/tonne)	213.65	199.26	193.75	203.33	250.00	250.00
Canola [1] (C$/tonne)	442.80	398.52	498.00	497.00	410.00	410.00
Barley [1] (C/tonne)	182.90	172.90	203.67	203.67	180.00	180.00
Cattle (C$/cwt)	75.47	81.32	82.64	82.92	82.98	84.61
Hogs (C$/ckg)	124.99	131.62	138.42	145.87	150.01	151.92
[1] Crop price assumptions are on a crop year basis.
Source: Ministry of Agriculture

Budget Summary/ Budget 2009-10   29

Saskatchewan farmers harvested a record breaking 29.7 million tonnes last year, 26 per cent more than the harvest in 2007. Crop production is assumed to go back to normal levels over the forecast period.

SASKATCHEWAN’S ECONOMIC OUTLOOK

For 2009, some easing of the provincial economy is anticipated to occur given the current climate. However, while Saskatchewan’s economy is not immune from what is happening around the world, it is projected to escape recession, unlike many other provincial economies.

According to private sector forecasters, Saskatchewan real GDP will grow by 1.0 per cent this year and 2.0 per cent in 2010.

Private sector forecasts for Saskatchewan real GDP growth this year range from a high of 2.8 per cent to a low of 0.3 per cent.

The Ministry of Finance is forecasting 2.1 per cent real GDP growth in 2009 and 2.9 per cent next year.

PRIVATE SECTOR REAL GDP GROWTH FORECASTS FOR SASKATCHEWAN (Per Cent)
	2008	2009	2010	Release Date
IHS Global Insight	3.1	0.3	2.1	Jan./09
CBOC	5.4	1.6	3.4	Mar./09
C4SE	3.1	0.3	2.1	Jan./09
TD Bank	3.4	0.6	1.1	Dec./08
RBC	3.5	2.8	2.4	Jan./09
BMO	3.0	1.0	1.6	Jan./09
CIBC	3.0	0.6	1.2	Feb./09
Scotiabank	3.0	0.6	2.4	Dec./08
Private Sector Average	3.4	1.0	2.0
Ministry of Finance	3.7	2.1	2.9

30   Budget 2009-10 /Budget Summary

The average of private sector forecasts projects Saskatchewan as one of only two jurisdictions to post positive growth in 2009. In 2009, besides Saskatchewan, only Manitoba will see its economy expand. All other Canadian jurisdictions are expected to experience an economic contraction.

From 2008 to 2010, Saskatchewan’s economy is expected to expand by 6.4 per cent – the fastest rate of growth among provinces – followed by Manitoba at 4.4 per cent, B.C. at 4.0 per cent and Alberta at 3.4 per cent.

Consumer spending is again expected to be a key driver of growth in Saskatchewan this year, supported by strong employment and income. Recent tax cuts are also expected to provide an added boost. Government spending is another key driver, in large part due to additional spending on infrastructure, while grain exports are anticipated to increase due to the record harvest in 2008.

Nominal GDP is forecast to decline by 4.0 per cent in 2009, following a 29.9 per cent rise in 2008. The 4.0 per cent decline expected for 2009 is primarily due to weaker commodity prices.

SASKATCHEWAN FORECAST SUMMARY
	2008	2009	2010	2011	2012	2013
Real GDP Growth (%)	3.7	2.1	2.9	2.1	1.8	2.0
Nominal GDP Growth (%)	29.9	(4.0)	5.9	4.4	5.6	5.7
CPI Growth (%)	3.3[1]	2.1	2.5	2.5	2.9	2.9
Employment Growth (000s)	11.0[1]	11.5	7.6	3.1	2.2	2.7
Unemployment Rate (%)	4.1[1]	4.0	3.8	3.9	4.0	4.0
Personal Income Growth (%)	14.1	0.7	6.3	3.7	3.7	4.6
Retail Sales Growth (%)	10.4[1]	5.0	6.3	5.3	5.5	5.1
[1] Actual
Source: Statistics Canada, Ministry of Finance

Budget Summary/ Budget 2009-10   31

Population and job numbers remain relatively strong. Saskatchewan has seen 10 consecutive quarters of population increases and 34 consecutive year-over-year increases in monthly employment.

Job growth is expected to continue over the forecast period while the unemployment rate remains near 4.0 per cent.

32   Budget 2009-10 /Budget Summary

Accrued net farm income increased substantially in 2008 due to a record breaking harvest and strong crop prices. The current economic forecast assumes a return to more normal crop levels. This, along with an easing of crop prices, is expected to weigh on overall personal income growth in 2009, despite solid growth in wages and salaries. Personal income overall is forecast to rise by 0.7 per cent this year and 6.3 per cent in 2010.

Employment growth and strong personal income this year are expected to help support consumer spending. Yet, given the impact falling equity prices have had on household net worth and the recent weakening of consumer confidence, some easing is expected.

CONCLUSION

The Saskatchewan economy is forecast to grow by 2.1 per cent this year and 2.9 per cent in 2010.

Although the Saskatchewan economy has held up well compared to most other provincial economies in recent months, it is not immune from the current turmoil. A more pronounced global economic slowdown, or one that drags on past the current year, remains a significant downside risk.

Budget Summary/ Budget 2009-10   33

GENERAL REVENUE FUND
FINANCIAL OUTLOOK

INTRODUCTION

The 2009-10 Budget represents the second year under The Growth and Financial Security Act. The Act requires a four-year financial plan in which total General Revenue Fund (GRF) expense must balance with or be less than total GRF revenue in each year.

2009-10 GRF REVENUE

Total GRF revenue is estimated to be $10.7 billion in 2009-10, a decrease of $1.5 billion, or 12.4 per cent, from the current 2008-09 forecast.

The forecast incorporates the impact of:

•	the current global recessionary environment, including negative growth in Canada and the United States;

•	lower oil and natural gas prices;

•	the October 2008 tax reduction package;

•	the final-year impacts of Business Tax Reform rate reductions; and,

•	all initiatives contained in the 2009-10 Budget.

Lower oil, natural gas and Crown land sales, as well as lower federal transfers, account for the decrease from the 2008-09 forecast to the 2009-10 estimate. These reductions are partially offset by higher potash, taxation and other own-source revenue primarily as a result of continued growth in the Saskatchewan economy.

Compared to the 2008-09 Budget forecast of $9.4 billion, the 2009-10 GRF revenue forecast is $1.3 billion, or 13.8 per cent, higher despite the global financial and economic crisis that emerged in the latter half of 2008.

2009-10 GRF REVENUE RECONCILIATION

(Millions of Dollars)
2008-09 Current Revenue Forecast	12,171.7
Oil Revenue (WTI oil price decrease to US$48.75 per barrel)	(915.7)
Crown Land Sales (average sale at $21.3 million)	(800.3)
Other Federal Transfers (excluding CHT and CST)	(275.4)
CIC Dividend Changes	(70.0)
Potash Revenue (price increase to C$1,071 per K2O tonne)	427.2
Tax Revenue	57.1
Other Net Changes	66.2
Revenue Changes	(1,510.9)
2009-10 Revenue Estimate	10,660.8

34   Budget 2009-10 /Budget Summary

In 2009-10, non-renewable resource revenue is estimated to make up 32 per cent of total revenue and tax revenue is forecast to be 42 per cent of total revenue.

This compares to forecasts of 20 per cent (non-renewable resources) and 50 per cent (taxes) in the 2008-09 Budget. The decision to re-classify the Resource Surcharge component of Corporation Capital Tax as non-renewable resource revenue in 2009-10, rather than tax revenue, accounts for four percentage points of the shifting composition of GRF revenue.

However, even after accounting for the re-classification of Resource Surcharge revenue, non-renewable resource revenue as a share of total revenue has tripled over the past 20 years.

Tax Revenue

Tax revenue is forecast to be nearly $4.5 billion, an increase of $57.1 million, or 1.3 per cent, from the 2008-09 forecast. Momentum in the Saskatchewan economy is expected to continue in 2009-10, albeit at a slower pace than recent years, and lead to modest tax revenue increases.

•	Provincial Sales Tax (PST) revenue is forecast to increase $50.1 million in 2009-10 on the basis of continued growth in personal spending. The new revenue sharing agreement with municipalities is based on PST revenue, so PST is now reported

Budget Summary/ Budget 2009-10   35

separately in order to identify clearly the revenue source that will influence future revenue sharing grants. Liquor Consumption Tax revenue is now included in Other Taxes.

•	Corporation Income Tax (CIT) and Individual Income Tax are forecast to be relatively flat in 2009-10.

On the corporate side, a growing taxable income base is partially offset by the full-year impact of the last business tax rate reduction, resulting in a $31.0 million, or 5.2 per cent, increase in CIT revenue in 2009-10.

On the personal side, strong growth in employment income is dampened by caution in investment and farm income projections, the full-year impact of the Low-Income Tax Credit and a large decline in prior-year reconciliation payments. These factors result in a $22.6 million reduction in Individual Income Tax payments in 2009-10.

•	Beginning this year, the general Corporation Capital Tax (CCT) and the Liquor Consumption Tax are included with all other miscellaneous taxes in Other Taxes. This revenue source is forecast at $247.3 million in 2009-10, $12.3 million lower than 2008-09.

The decline is entirely due to a fall in the general CCT portion. The general CCT was eliminated on July 1, 2008, except for Crown corporations and financial institutions, but the full-year impact will not be felt until 2009-10.

•	Fuel tax revenue is forecast to increase $12.7 million while tobacco tax revenue is forecast to decline by $1.8 million.

FISCAL-YEAR NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2008-09 Budget	2008-09 Forecast	2009-10 Budget
Natural Gas Price (C$/GJ)	6.55	7.29	6.63
WTI Oil Price (US$/barrel)	82.36	87.67	48.75
Potash Price (C$/K2O tonne)	335	815	1,071
Potash Price (US$/KCl tonne)	203	450	556
Canadian Dollar (US cents)	99.45	90.45	85.13

Non-renewable Resource Revenue

Non-renewable resource revenue is forecast to be $3.4 billion in 2009-10, a decrease of $1.3 billion, or 27.5 per cent, from the 2008-09 forecast. Increases in potash and other non-renewable resource revenue are more than offset by lower oil, natural gas, and Crown land sales revenue related to lower resource prices and the global economic recession.

•	Crown land sales are forecast to be $127.8 million in 2009-10 after successive record-breaking years. Lower oil and gas prices are expected to result in less competitive bidding at the same time as industry turns its attention to exploration and drilling after two years of impressive land purchases.

•	Natural gas revenue in 2009-10 is forecast to be $102.2 million. The outlook includes a lower price forecast and a decrease in average royalty/tax rates due to the price-sensitive nature of the royalty system. Natural gas prices are expected to average C$6.63 per gigajoule (GJ) in 2009-10, down from a forecast of C$7.29 per GJ in 2008-09.

•	Oil revenue is projected to be $573.1 million in 2009-10, down $915.7 million from the 2008-09 forecast. The decrease in oil revenue, primarily due to a much lower price forecast, accounts for 60 per cent of the fall in total GRF revenue in 2009-10.

WTI oil prices and the value of the Canadian dollar were extremely volatile in 2008-09 and fell dramatically in the second half of the year as the global credit crisis and recession gathered

36   Budget 2009-10 /Budget Summary

momentum. Neither the price of oil nor the exchange rate are expected to return to pre-recession levels in 2009-10.

The average price forecast for WTI oil is US$48.75 per barrel in 2009-10 and the Canadian dollar is forecast to average 85.13 US cents. The average royalty rate is projected to fall to 9.4 per cent in 2009-10, down from 12.8 per cent in 2008-09, due to the price-sensitive nature of the royalty system. Production is forecast to remain flat at 157.0 million barrels.

•	Potash revenue is forecast to be $1.9 billion in 2009-10, an increase of $427.2 million from 2008-09, and account for one-fifth of own-source revenue.

The price of potash soared in 2008 but unlike other commodities, prices did not fall over the second half of 2008 as the global recession took hold. In fact, prices continued to rise throughout 2008, with realized prices averaging close to US$600 per KCl tonne, or approximately C$1,200 per K2O tonne, over the final three months of 2008.

Budget Summary/ Budget 2009-10   37

The potash royalty forecast assumes that the average price in 2009-10 will be roughly the same price as realized in the latter part of 2008, but it will be realized for the full fiscal-year. This assumption alone results in an increase in the average price forecast for 2009-10 and, hence, higher royalties. When combined with a much lower exchange rate in 2009-10, the full impact is a 28.5 per cent increase in the royalty revenue forecast.

On a fiscal-year basis, potash prices at the mine-mouth are expected to average US$556 per KCl tonne, or C$1,071 per K2O tonne for royalty purposes.

Sales volumes are forecast to be 10.1 million tonnes in 2009, virtually unchanged from 2008 levels, before increasing in 2010. On a full fiscal-year basis, volumes are forecast at 10.3 million tonnes.

•	Resource Surcharge revenue (previously included in the CCT) is forecast at $461.8 million in 2009-10, a slight decrease from 2008-09. The forecast assumes lower revenue from oil and gas sales due to low prices, but this is almost entirely offset by the favourable outlook for potash sales.

•	All other non-renewable resources, including coal and uranium, are forecast to generate $177.2 million in 2009-10, an increase of $48.4 million from the 2008-09 forecast.

Transfers from Crown Entities

Transfers from Crown Entities are forecast to be $776.9 million in 2009-10, a decrease of $54.0 million from 2008-09, primarily as the result of a lower Crown Investments Corporation of Saskatchewan (CIC) dividend transfer.

CIC will make a regular dividend payment of $185.0 million in 2009-10. In addition, a special dividend of $110.0 million will be received to provide funding for a children’s hospital ($100.0 million) and green initiatives ($10.0 million).

Net income transfers and dividends from all other Crown Entities are budgeted to increase by a combined $16.0 million in 2009-10, or 3.3 per cent.

Other Own-Source Revenue

Other own-source revenue is expected to be $598.4 million in 2009-10, a $27.6 million increase from 2008-09.

The recently introduced Agricultural Crown Land Sale Program, designed to promote the sale of Crown agricultural land, helps contribute to an anticipated $76.9 million increase in sales, services and service fees revenue. In addition, interest earnings are forecast to increase $15.9 million. This increase is primarily related to changes in the accounting treatment of interest revenue and expense, not any significant change in available working capital.

These gains are offset by forecast net declines of $65.2 million across all other own-source categories, particularly in the Other revenue category, due to significant refunds of prior-years’ expense that occurred in 2008-09.

Canada Health Transfer (CHT) and Canada Social Transfer (CST)

Federal transfers under the CHT and CST are estimated to total almost $1.2 billion in 2009-10, $9.3 million higher than 2008-09. The increase is the result of a higher CHT transfer, as Saskatchewan’s CST entitlement is capped until 2010-11.

Other Transfers from the Government of Canada

Other federal transfers are estimated to be $279.2 million in 2009-10, a decrease of $275.4 million from the 2008-09 forecast. The decrease is largely due to the receipt of $303.0 million

38   Budget 2009-10 /Budget Summary

in one-time, lump-sum funding in 2008-09 from four federal trusts; this funding is not expected to be repeated in 2009-10.

The federal 2009 budget announced additional infrastructure funding as part of a larger stimulus package. The timing and delivery of these funds, however, remain uncertain. The 2009-10 forecast does not include any of this additional funding. If additional stimulus funds are provided directly to the GRF in 2009-10, updates to the federal transfers forecast will be provided as arrangements with the federal government are finalized.

MEDIUM-TERM REVENUE OUTLOOK

Between 2009-10 and 2012-13, total GRF revenue is forecast to increase from $10.7 billion to $12.2 billion, for an average annual rate of 4.7 per cent growth. Excluding special CIC dividends, own-source revenue growth averages 5.7 per cent over the forecast horizon – slightly more than projected nominal GDP growth of 5.3 per cent. Federal transfers are projected to increase by 1.0 per cent annually.

Tax revenue grew at an average annual rate of 5.3 per cent over the previous four-year period. This growth would have been much higher had it not been for several tax reduction packages in recent years, including the October 2008 package that reduced 2008-09 tax revenue by an estimated $334.0 million.

Over the current four-year period, tax revenue is expected to grow at an annual rate of 7.5 per cent. The majority of the growth occurs in sales and income taxes and primarily takes place in 2010-11 and beyond. This increase is the result of solid economic growth over the forecast period, including growth in population, employment and wages and salaries, as well as increasing resource prices.

Significant price increases for commodities such as oil, potash and uranium, as well as record-breaking Crown land sales in 2007-08 and 2008-09, resulted in non-renewable resource revenue growth of 30.9 per cent over the past four years. The outlook for the medium term includes a gradual increase in resource prices from their current low levels, but the pace of growth is forecast to be much slower than in recent years.

Budget Summary/ Budget 2009-10   39

FISCAL-YEAR NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

		2009-10	2010-11	2011-12	2012-13
Natural Gas	Fieldgate Price (C$/GJ) Production (billion cubic feet)	6.63 23.11	7.19 221.1	7.56 208.9	7.81 196.6
Oil	WTI Oil Price (US$/barrel) Well-head Price (C$/barrel) Production (million barrels)	48.75 37.28 157.0	61.25 45.81 160.4	71.25 51.92 160.6	76.25 55.29 158.8
Potash	Mine Netback Price (C$/K2O tonne) Mine Netback Price (US$/KCl tonne) Production (million K2O tonnes)	1,071 556 10.3	1,034 566 10.9	1,000 578 11.3	1,004 590 11.7
Canadian Dollar	US Cents	85.13	89.73	94.78	96.28

As a result, non-renewable resource revenue is projected to increase by 6.5 per cent annually over the forecast horizon. Increasing royalty revenue from potash, oil and other resources is partially offset by declining forecasts for natural gas and Crown land sales revenue over the next four years.

Transfers from Crown Entities decline over the forecast period largely as the result of the special $110.0 million CIC dividend in 2009-10. Anticipated growth in the provincial economy leads to higher net income and dividend transfers from all other entities by 2012-13.

Other own-source revenue, the smallest category of GRF revenue, declines over the forecast period by an average of 2.8 per cent per year. The gradual softening of revenue is primarily the result of smaller projected interest earnings over the period, as well as lower revenue from the sale of Crown agricultural land. Declining incentive discounts over the medium term are projected to lead to fewer sales by 2012-13.

Transfers from the Government of Canada, including CHT, CST and other federal transfers for cost-sharing arrangements, are forecast to increase slightly over the medium term. Based on current program regulations, Saskatchewan’s CHT and CST cash entitlements grow by an average of 1.8 per cent and 2.2 per cent per year, respectively, over the forecast period.

40   Budget 2009-10 /Budget Summary

Over the medium term, other federal transfers average approximately $275.0 million per year. The forecast includes all existing federal-provincial cost-sharing agreements that are reasonably expected to continue. The timing of these funding streams, however, is subject to uncertainty over the medium-term, particularly with respect to infrastructure and other large cost-sharing agreements.

IMPROVEMENTS SINCE THE 2008-09 BUDGET

The current medium-term GRF revenue forecast is significantly higher than the outlook at the time of the 2008-09 Budget, despite the dramatic fall in resource prices, except potash, and slowdown in economic activity that has occurred since mid-2008.

Saskatchewan’s resilient economy and strong global demand for the province’s resources over the past year have resulted in a much larger economic base than forecast in last year’s budget. For example, nominal GDP in 2009 is forecast at $64.0 billion, an increase of $5.3 billion, or 9.0 per cent, since the 2008-09 Budget forecast, despite the recent retrenchment of resource prices and a global recession. In total, nominal GDP increases over the forecast horizon total $29.3 billion since last year’s budget.

Compared to the 2009-10 projection contained in last year’s budget ($9.3 billion), the current 2009-10 revenue estimate ($10.7 billion) is $1.4 billion higher as a result of significant economic growth in 2008.

Over the entire forecast horizon, GRF revenue is $7.8 billion higher than projected in last year’s budget.

The majority of this improvement comes from higher potash and taxation revenue. Higher forecasts for oil and natural gas revenue in the latter part of the four-year forecast, relative to last year’s outlook, also contribute to the increase in the medium-term forecast since the 2008-09 Budget. There have also been significant improvements in the outlook for other own-source revenue items that are influenced by the value of economic activity in Saskatchewan.

Budget Summary/ Budget 2009-10   41

COMPARISON OF NON-RENEWABLE RESOURCE PRICE ASSUMPTIONS

		2009-10	2010-11	2011-12	2012-13
Natural Gas (C$/GJ)	2009-10 Budget 2008-09 Budget	6.63 6.77	7.19 7.02	7.56 7.10	7.81 7.18
	Difference	(0.14)	0.17	0.46	0.63
WTI Oil (US$/barrel)	2009-10 Budget 2008-09 Budget	48.75 77.50	61.25 68.75	71.25 65.18	76.25 65.93
	Difference	(28.75)	(7.50)	6.07	10.32
Potash (C$/K20 Tonne)	2009-10 Budget 2008-09 Budget	1,071 348	1,034 357	1,000 363	1,004 368
	Difference	723	677	637	636

2009-10 GRF EXPENSE

GRF expense is estimated to be $10.2 billion in 2009-10, an increase of $1.1 billion, or 12.4 per cent, from the 2008-09 Budget estimate, reflecting increased spending in priority areas, including Health, Education and Agriculture.

The 2009-10 GRF expense estimate of $10.2 billion represents a modest reduction from the 2008-09 forecast expense level of $10.3 billion.

2009-10 GRF EXPENSE RECONCILIATION

(Millions of Dollars)		Increase from 2008-09 Budget Total Expense Estimate (%)
2008-09 Budget Total Expense Estimate	9,116.9
Health	329.9	3.6
Education [1]	190.6	2.1
Agriculture	177.5	2.0
Municipal Affairs	104.0	1.1
Social Services	100.7	1.1
Advanced Education, Employment and Labour	79.4	0.9
Highways and Infrastructure	49.4	0.5
Other Net Changes	97.0	1.1
Expense Changes	1,128.5	12.4
2009-10 Budget Expense Estimate	10,245.4
[1] Includes Teachers’ Pensions and Benefits

42   Budget 2009-10 /Budget Summary

2009-10 GRF Expense Allocation

GRF expense in 2009-10 will be allocated as follows:

•	Health, $4.08 billion, or 39.8 per cent;

•	Education, $1.38 billion, or 13.5 per cent;

•	Advanced Education, Employment and Labour, $840.0 million, or 8.2 per cent;

•	Social Services, $722.8 million, or 7.1 per cent;

•	Agriculture, $483.4 million, or 4.7 per cent;

•	Highways and Infrastructure, $437.0 million, or 4.3 per cent;

•	Debt Servicing, $502.5 million, or 4.9 per cent; and,

•	remaining ministries and agencies, $1.81 billion, or about 17.5 per cent.

This represents a shifting of the shares, relative to the 2008-09 Budget, from Health (down 1.3 percentage points) and debt servicing (down 1.0 percentage point) to Agriculture (up 1.4 percentage points), Education (up 0.3 percentage points) and Social Services (up 0.2 percentage points).

MEDIUM-TERM EXPENSE OUTLOOK

Over the medium term, expense growth is targeted at seven per cent in 2010-11, five per cent in 2011-12 and four per cent in 2012-13. By the end of the four-year period, expense is expected to have reached $12.0 billion.

The $1.4 billion 2009-10 revenue improvement – from the 2008-09 Budget forecast to the 2009-10 Budget forecast – allows for a $0.9 billion expense increase.

Budget Summary/ Budget 2009-10   43

FOUR-YEAR FINANCIAL PLAN

The GRF is estimated to have a 2009-10 pre-transfer surplus of $415.4 million, followed by pre-transfer surpluses in each of the next three years.

The Growth and Financial Security Act requires half of each pre-transfer surplus to be transferred to the Growth and Financial Security Fund (GFSF), leaving the other half as a GRF surplus.

These GRF surpluses representing half of the pre-transfer surpluses are, in general, smaller than government-owned capital spending. Therefore, at these surplus levels, debt would grow. Thus, additional amounts are transferred from the GFSF to maintain debt at $4.2 billion - the level expected at the end of 2008-09 - throughout the medium term.

44   Budget 2009-10 /Budget Summary

GRF FOUR-YEAR FINANCIAL PLAN

(Millions of Dollars)	2009-10	2010-11	2011-12	2012-13
Revenue	$10,660.8	$11,183.2	$11,768.7	$12,248.7
Expense	10,245.4	10,962.6	11,510.7	11,971.1
Pre-transfer Surplus	415.4	220.6	258.0	277.6
Transfer to GFSF	(207.7)	(110.3)	(129.0)	(138.8)
Transfer from GFSF	216.8	299.9	251.2	257.2
Net Transfer from (to) GFSF	9.1	189.6	122.2	118.4
GRF Surplus	$424.5	$410.2	$380.2	$396.0
GFSF Balance	$1,135.3	$945.7	$823.5	$705.1
Government General
Debt (Billions of Dollars)	$4.2	$4.2	$4.2	$4.2

Budget Summary/ Budget 2009-10   45

GENERAL REVENUE FUND
2008-09 FINANCIAL UPDATE

2008-09 GRF UPDATE

The current 2008-09 General Revenue Fund (GRF) forecast represents a pre-transfer improvement of $1.6 billion relative to the 2008-09 Budget Estimate. This forecast improvement is the result of a $2.8 billion increase in revenue and a $1.2 billion increase in expense.

As required by The Growth and Financial Security Act, one half of the $1.8 billion pre-transfer surplus is forecast to be transferred to the Growth and Financial Security Fund (GFSF). A transfer of $1.4 billion from the GFSF to the GRF is forecast to maintain the surplus at the third quarter forecast level of $2.3 billion.

The current 2008-09 forecast incorporates two changes relative to the forecast published on February 27 in the Third Quarter Financial Report.

•	Revenue and expense forecasts are higher by $19.2 million due to an in-year adoption of a Public Sector Accounting Board (PSAB) accounting policy regarding debt. The GRF now reports both the interest received and the interest paid by certain Crown corporations. Previously, these two interest adjustments were netted against each other.

•	The expense forecast is higher by $39.1 million related to the new education financing arrangement.

GRF 2008-09 FINANCIAL FORECASTS

(Millions of Dollars)	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	3rd Quarter Forecast	Current Forecast	Change from Budget
Revenue	$9,366.5	$12,463.4	$12,260.2	$12,152.5	$12,171.7	$2,805.2
Expense	9,116.9	9,444.3	9,623.8	10,284.8	10,343.1	1,226.2
Pre-Transfer Surplus	249.6	3,019.1	2,636.4	1,867.7	1,828.6	1,579.0
Transfer to GFSF	(124.8)	(1,509.6)	(1,318.2)	(933.9)	(914.3)	(789.5)
Transfer from GFSF	125.2	--	1,000.0	1,384.4	1,403.9	1,278.7
Net Transfer from
(to) GFSF	0.4	(1,509.6)	(318.2)	450.5	489.6	489.2
GRF Surplus	250.0	1,509.6	2,318.2	2,318.2	2,318.2	2,068.2
GFSF Balance	$1,634.0	$3,143.6	$1,952.2	$1,183.5	$1,144.4	$(489.6)

46   Budget 2009-10 /Budget Summary

2009-10 REVENUE INITIATIVES

INTRODUCTION

The 2009-10 Budget introduces a number of enhancements to Saskatchewan’s tax competitiveness. This paper describes a significant improvement to the Saskatchewan Research and Development Tax Credit, an enhancement to the Invest in Saskatchewan Program and a new Corporation Capital Tax deduction for financial institutions. This paper also outlines a technical change to The Income Tax Act, 2000 (Saskatchewan) that maintains the current Dividend Tax Credit rate for eligible dividends.

For specific detailed information on these measures, please contact the appropriate ministry or consult the amending legislation.

RESEARCH AND DEVELOPMENT TAX CREDIT

Saskatchewan currently offers a non-refundable Corporation Income Tax credit equal to 15 per cent of qualifying research and development (R&D) expenditures incurred in Saskatchewan. The 2008-09 Budget announced that the Government would examine ways to meet its commitment to enhance the Saskatchewan R&D Tax Credit.

Over the course of the past year, the Ministry of Finance and Enterprise Saskatchewan undertook consultations with Saskatchewan’s R&D sector. The overwhelming consensus among those who provided their views was that the most effective way to enhance the R&D Tax Credit would be to improve its accessibility.

The Government is therefore converting the existing non-refundable R&D Tax Credit to a 15 per cent refundable tax credit for all qualifying expenditures occurring after March 18, 2009. Eligibility rules and definitions for earning the tax credit, as well as the tax credit rate, will remain unchanged. Unclaimed non-refundable tax credit balances will remain available to be claimed against taxes payable for the existing 10-year carry-forward period.

The Government is committed to supporting R&D in the province. This change will significantly improve the effectiveness of the R&D Tax Credit for smaller and medium-sized R&D companies in the greatest need of financial assistance. This change will be particularly helpful in bridging the gap that often exists for projects between the initial research stage and the commercial development stage.

For further information on the R&D Tax Credit, please contact the Ministry of Finance at 1-800-667-6102.

INVEST IN SASKATCHEWAN PROGRAM

The Invest in Saskatchewan Program encourages Saskatchewan residents to invest in Labour-sponsored Venture Capital Corporations (LSVCCs) designed to raise pools of capital that can be reinvested into small and medium-sized businesses. To encourage investors to support these funds, federal and provincial governments have offered income tax credits equal to a specified percentage of an individual’s investment in the fund.

Saskatchewan currently provides an income tax credit equal to 20 per cent of investments in provincially-registered LSVCCs. The tax credit is available for

Budget Summary/ Budget 2009-10   47

individual investments up to a maximum of $5,000 per year – the maximum annual provincial tax credit is therefore $1,000. Saskatchewan currently also offers an income tax credit equal to 15 per cent of investments in nationally-registered LSVCCs, subject to a maximum annual investment limit of $3,500. Both of these tax credits are supplemented by a federal tax credit equal to 15 per cent of up to $5,000 invested in either a provincial or national LSVCC.

In order to expand the potential capital pool available for investment into Saskatchewan-based small and medium-sized businesses, the Government is equalizing the income tax credit that is offered for investments in provincial and national LSVCCs. Effective for the 2009 taxation year, the tax credit for an investment in a nationally-registered LSVCC will be equal to 20 per cent of the amount invested, subject to a maximum annual investment limit of $5,000.

For further information on the Invest in Saskatchewan Program and on the LSVCC Tax Credit, please contact Enterprise Saskatchewan at 1-306-787-8904.

CORPORATION CAPITAL TAX

Saskatchewan eliminated the Corporation Capital Tax (CCT) on general corporations effective July 1, 2008. The CCT continues to apply to financial institutions. The tax rate is 3.25 per cent for financial institutions with aggregate taxable paid-up capital – including all associated corporations – in excess of $1.5 billion. For financial institutions below this threshold, the tax rate is 0.7 per cent.

The Government is introducing a new deduction in the determination of Saskatchewan taxable paid-up capital of financial institutions for purposes of calculating CCT. This deduction will recognize the acquisition of general corporations which are no longer subject to the CCT by financial institutions, thus removing a disincentive for financial institutions to acquire general corporations and locate them in Saskatchewan.

The deduction will be equal to the Saskatchewan taxable paid-up capital of the acquired corporation, as determined for the purposes of its last fiscal year prior to being acquired by the financial institution, and will be effective for all acquisitions occurring on or after July 1, 2008.

For further information on the CCT, please contact the Ministry of Finance at 1-800-667-6102.

DIVIDEND TAX CREDIT

Generally, income received by an individual from any source (employment, pension, interest) is subject to tax based on the federal and provincial marginal income tax rate structures. An exception to this general rule occurs for dividend income. Dividend income has already been taxed at the corporate level. Fully taxing it again at the personal level would result in double taxation.

The personal income tax system attempts to alleviate this double taxation by:

•	"grossing-up" the amount of the dividend received (to reflect the pre-tax income of the corporation);

•	levying personal income tax on this grossed-up amount; and,

•	then deducting a Dividend Tax Credit (DTC) in recognition of the income tax already paid at the corporate level.

In its 2008-09 Budget, the federal government announced adjustments to the taxation of eligible dividends (generally those received from large corporations) beginning in 2010, in conjunction with the phased reduction of the federal corporate income tax rate.

48   Budget 2009-10 /Budget Summary

As a result of the linkage between the federal and provincial personal income tax systems, the federal changes to the gross-up factor for eligible dividends will automatically apply for provincial income tax purposes and will result in a decline in the value of the provincial DTC. This is because the provincial DTC is calculated as a percentage of the value of the gross-up rather than as a percentage of the taxable dividend.

In order to maintain the current 11 per cent effective DTC rate for eligible dividends, Saskatchewan will amend provincial legislation to increase the statutory credit on the value of the gross-up in conjunction with the phased reduction in the federal gross-up factor. For the 2010 taxation year, the DTC will be calculated as 36 per cent of the value of the dividend gross-up. This will increase to 37.83 per cent for the 2011 taxation year and to 39.95 per cent for the 2012 and subsequent taxation years.

For further information on the DTC, please contact the Ministry of Finance at 1-800-667-6102.

Budget Summary/ Budget 2009-10   49

SASKATCHEWAN’S TAX EXPENDITURES

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government’s fiscal position in the same way as direct expenditures.

THE RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s sales tax does not apply to certain basic items such as food, residential natural gas, residential electricity, children’s clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

In recognition of the importance of agriculture to Saskatchewan, the Province’s Fuel Tax exemption provides tax-free treatment to farm-use diesel fuel, through a fuel-colouring program, and a partial exemption of farm-use gasoline when purchased in bulk.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, also affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable income tax credits that recognize the personal circumstances of the taxpayer, including family-based credits, disability credits and educational credits. This paper also provides estimates of the revenue impacts of several of these provincial non-refundable tax credits.

To improve the distribution of corporate taxes, Saskatchewan levies a lower income tax rate on small businesses and a special corporate income tax rate on manufacturing and processing (M&P) profits that can be as low as 10 per cent, depending upon the level of a corporation’s business activity in Saskatchewan. Saskatchewan also provides a refundable Investment Tax Credit (ITC) to assist M&P companies that invest in qualifying new or used M&P assets for use in Saskatchewan.

50   Budget 2009-10 /Budget Summary

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.

•	Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

GOVERNMENT OF CANADA TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. The 2008 estimates of federal tax expenditures include projections to the year 2010 as well as historical data.

Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca (and click on “Publications”).

2009 SASKATCHEWAN TAX EXPENDITURES

The 2009 Saskatchewan tax expenditures reflect measures announced in the 2009-10 Budget, including the enhancements to the Research and Development (R&D) Tax Credit and the Labour-sponsored Venture Capital Tax Credit. Details of these enhancements are presented elsewhere in this document. As the R&D Tax Credit is now being accounted for as a program expenditure rather than a tax expenditure, it no longer appears in this report.

Previously announced personal income tax measures are also reflected in the 2009 tax expenditures:

•	In 2008:

~	Saskatchewan’s basic and spousal personal income tax exemptions were increased by $4,000 to $12,945 and the exemption for dependent children was increased by $2,000 to $4,795 per child;

~	The Saskatchewan Sales Tax Credit was enhanced and renamed the Saskatchewan Low-Income Tax Credit. Enhancements included doubling the basic and spousal components to $216, increasing the child component to $84, and increasing the income threshold where tax credits begin to be reduced to $28,335; and,

~	Effective July 1, 2008 the Corporation Capital Tax on general corporations was eliminated.

•	Effective for the 2009 taxation year, Saskatchewan’s personal income tax system, including Saskatchewan’s family tax credits and income tax brackets, is indexed to the national rate of inflation of 2.5 per cent.

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan in 2009, calculated using tax collection data and Statistics Canada data.

Budget Summary/ Budget 2009-10   51

2009 Government of Saskatchewan
Tax Expenditure Accounts
(Value of Tax Expenditures in Millions of Dollars)

Sales Tax

Exemptions
1. Children’s clothing and footwear	$7.3
2. Prescription drugs	30.9
3. Electricity	36.9
4. Farm machinery and repair parts	37.6
5. Fertilizer, pesticide and seed	103.2
6. Food
- Restaurant meals and snack foods	49.7
- Basic groceries	101.9
7. Natural gas	35.1
8. Reading materials	7.9
9. Services
- Construction	244.1
- Other	28.7
10. Used goods - exemption amounts	0.6
11. Light used vehicles	42.6
12. Direct agents	15.7
13. Eligible energy efficient appliances, furnaces and boilers	2.3
14. Toll-free telephone services	0.3
15. Municipal fire trucks	0.1
16. Mineral exploration equipment	0.1

Fuel Tax
1. Exemption for farm activity	$108.2
2. Exemption for heating fuels	22.7
3. Exemption for primary producers	1.2

Personal Income Tax
Deductions from Income
1. Registered Pension Plan contributions	$63.6
2. Registered Retirement Savings Plan contributions	137.7
3. Annual union, professional or like dues	13.6
4. Child care expenses	7.4
5. Moving expenses	3.8
6. Carrying charges	10.0
7. Allowable employment expenses	14.6
8. $750,000 capital gains deduction	39.0

52   Budget 2009-10 /Budget Summary

Saskatchewan Non-Refundable Tax Credits
1. Basic personal tax credit	$811.3
2. Spousal tax credit	38.5
3. Equivalent-to-spouse tax credit	13.7
4. Age tax credit	39.1
5. Supplement to the age tax credit	12.4
6. Dependent child tax credit	54.7
7. Canada Pension Plan contributions tax credit	58.2
8. Employment Insurance premiums tax credit	19.2
9. Pension income tax credit	11.3
10. Tuition and education tax credit	40.2
11. Student loan interest tax credit	1.7
12. Disability tax credit	12.7
13. Caregiver tax credit	1.9
14. Medical expenses tax credit	22.4
15. Charitable contributions tax credit	36.0

Other Saskatchewan Tax Measures
1. Saskatchewan Low-Income Tax Credit	$90.0
2. Labour-sponsored Venture Capital Tax Credit	9.9
3. Mineral Exploration Tax Credit	2.0
4. Employees’ Tool Tax Credit	1.5
5. Political Contributions Tax Credit	0.7

Corporation Income Tax
1. Lower tax rate for small business	$162.7
2. Royalty Tax Rebate	5.0
3. Manufacturing and Processing Profits Tax Reduction	8.8
4. Investment Tax Credit for Manufacturing and Processing	20.0

Budget Summary/ Budget 2009-10   53

2009 INTERCITY COMPARISON OF TAXES,
UTILITIES AND HOUSING

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

Other important factors that affect quality of life are:

•	the level of taxation;

•	cost of utilities and auto insurance; and,

•	household costs for rent and mortgages.

Calculating the combined cost of provincial taxes, utilities and housing is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of such taxes, utilities and housing for representative families living in Saskatoon, Saskatchewan’s largest city, has been compared with the costs those families would face in other major cities across the country.

The provincial taxes, utilities and housing costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $25,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $50,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000.

The income of the two families is assumed to be earned by both spouses, with one earning 60 per cent and the other earning 40 per cent of total family income.

In October 2008, the Provincial Government introduced an increase of $4,000 to the basic and spousal personal income tax exemptions, together with a $2,000 per child increase in the dependent child exemption, both retroactive for the 2008 tax year. When combined with a significant enhancement to Saskatchewan’s refundable low-income tax credit and the indexation of the personal income tax system to the national rate of inflation, Saskatchewan has lowered personal income taxes by over $320 million annually.

As a result, Saskatoon individuals and families pay total provincial taxes that are very competitive with those paid in other Canadian cities. For 2009 these representative profiles will pay the following total provincial taxes in Saskatoon:

•	A single person earning $25,000 will pay $1,277 in total provincial taxes, the second lowest tax level in Canada;

•	A two-income family earning $50,000 will pay $1,327 in total provincial taxes, the second lowest tax level in Canada; and,

•	A two-income family earning $75,000 will pay $4,601 in total provincial taxes, the second lowest tax level in Canada.

54   Budget 2009-10 /Budget Summary

Saskatoon also ranks favourably with other cities in Canada when comparing provincial taxes and utilities. For all three representative family situations, Saskatoon ranks as the lowest level in Canada.

In previous years, Saskatoon consistently ranked as having the lowest combined taxes, utilities and housing costs of the 10 cities surveyed for each of the representative families. However, 2007 and 2008 witnessed home price increases in Saskatoon, reflective of Saskatchewan’s thriving economy.

The Budget announces a significant reduction in the reliance on property tax to fund education. This will reduce the cost of home ownership in Saskatchewan and will help to mitigate the increase in home prices.

When all of these factors are combined, Saskatoon compares very favourably with other Canadian cities when considering the living costs facing individuals and families.

2009 Intercity Comparison of Taxes, Utilities and Housing
Single Person at $25,000 Total Income

	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s

Provincial Taxes and Health Premiums
Provincial
Income Tax	$604	$673	$1,126	$1,660	$885	$1,607	$1,457	$1,364	$1,548	$1,211
Tax Credits and
Rebates	(100)	0	(216)	(600)	(142)	(597)	0	0	0	0
Health Premiums	389	0	0	0	300	0	0	0	0	0
Retail Sales Tax	324	0	217	382	419	590	652	652	547	690
Gasoline Tax	229	90	150	115	147	167	107	155	140	165
Total Provincial
Taxes and Health
Premiums	$1,446	$763	$1,277	$1,557	$1,609	$1,767	$2,216	$2,171	$2,235	$2,066
Household Utility Costs
Electricity	$322	$896	$614	$354	$621	$396	$590	$671	$992	$628
Telephone	302	280	258	289	267	266	266	303	296	266
Auto Insurance	1,441	2,020	900	918	2,535	1,567	1,518	2,055	1,618	2,486
Total Household
Utility Costs	$2,065	$3,196	$1,772	$1,561	$3,423	$2,229	$2,374	$3,029	$2,906	$3,380
Total Taxes
and Utilities	$3,511	$3,959	$3,049	$3,118	$5,032	$3,996	$4,590	$5,200	$5,141	$5,446
Housing Costs
Rent	$10,560	$11,412	$8,100	$7,224	$11,124	$7,128	$6,216	$8,196	$6,456	$6,696
Total of Taxes,
Utilities and
Housing	$14,071	$15,371	$11,149	$10,342	$16,156	$11,124	$10,806	$13,396	$11,597	$12,142

Budget Summary/ Budget 2009-10   55

2009 Intercity Comparison of Taxes, Utilities and Housing
Single Person at $50,000 Total Income

	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s

Provincial Taxes and Health Premiums
Provincial
Income Tax	$951	$1,139	$840	$2,416	$829	$2,292	$2,712	$2,490	$2,802	$2,191
Tax Credits and
Rebates	0	0	(227)	(600)	0	0	0	0	0	0
Active Families
Benefit	0	0	(300)	(109)	0	0	0	(88)	0	0
Health Premiums	1,296	0	0	0	300	0	0	0	0	0
Retail Sales Tax	1,080	0	714	1,254	1,379	1,918	2,019	2,019	1,799	2,150
Gasoline Tax	458	180	300	230	294	334	214	310	280	330
Total Provincial
Taxes and Health
Premiums	$3,785	$1,319	$1,327	$3,191	$2,802	$4,544	$4,945	$4,731	$4,881	$4,671
Household Utility Costs
Home Heating	$1,527	$1,329	$1,245	$1,472	$1,525	$1,967	$2,061	$2,038	$2,877	$2,867
Energy Rebate	0	(185)	0	0	0	0	0	0	0	0
Electricity	564	1,358	944	559	942	584	910	994	1,398	943
Telephone	302	280	258	289	267	266	266	303	296	266
Auto Insurance	1,441	2,020	900	918	2,535	1,567	1,518	2,055	1,618	2,486
Total Household
Utility Costs	$3,834	$4,802	$3,347	$3,238	$5,269	$4,384	$4,755	$5,390	$6,189	$6,562
Total Taxes
and Utilities	$7,619	$6,121	$4,674	$6,429	$8,071	$8,928	$9,700	$10,121	$11,070	$11,233
Housing Costs
Mortgage Costs	$22,521	$15,464	$11,219	$7,963	$15,499	$8,853	$7,082	$7,386	$5,444	$6,632
Property Taxes	3,444	1,789	2,570	2,529	3,104	2,984	2,165	2,152	2,600	1,540
Property Tax Credit	(570)	0	0	0	0	0	0	0	0	0
Total Housing
Costs	$25,395	$17,253	$13,789	$10,492	$18,603	$11,837	$9,247	$9,538	$8,044	$8,172
Total of Taxes,
Utilities and
Housing	$33,014	$23,374	$18,463	$16,921	$26,674	$20,765	$18,947	$19,659	$19,114	$19,405

56   Budget 2009-10 /Budget Summary

2009 Intercity Comparison of Taxes, Utilities and Housing
Single Person at $75,000 Total Income

	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s

Provincial Taxes and Health Premiums
Provincial
Income Tax	$2,667	$3,383	$3,509	$5,418	$3,255	$6,638	$5,576	$5,469	$5,613	$4,702
Tax Credits and
Rebates	0	0	0	(600)	0	0	0	0	0	0
Active Families
Benefit	0	0	(300)	(109)	0	0	0	(88)	0	0
Health Premiums	1,296	0	0	0	750	0	0	0	0	0
Retail Sales Tax	1,636	0	1,092	1,898	2,095	2,905	3,042	3,042	2,719	3,238
Gasoline Tax	458	180	300	230	294	334	214	310	280	330
Total Provincial
Taxes and Health
Premiums	$6,057	$3,563	$4,601	$6,837	$6,394	$9,877	$8,832	$8,733	$8,612	$8,270
Household Utility Costs
Home Heating	$1,527	$1,329	$1,245	$1,472	$1,525	$1,967	$2,061	$2,038	$2,877	$2,867
Energy Rebate	0	(185)	0	0	0	0	0	0	0	0
Electricity	564	1,358	944	559	942	584	910	994	1,398	943
Telephone	302	280	258	289	267	266	266	303	296	266
Auto Insurance	1,441	2,020	900	918	2,535	1,567	1,518	2,055	1,618	2,486
Total Household
Utility Costs	$3,834	$4,802	$3,347	$3,238	$5,269	$4,384	$4,755	$5,390	$6,189	$6,562
Total Taxes
and Utilities	$9,891	$8,365	$7,948	$10,075	$11,663	$14,261	$13,587	$14,123	$14,801	$14,832
Housing Costs
Mortgage Costs	$22,521	$15,464	$11,219	$7,963	$15,499	$8,853	$7,082	$7,386	$5,444	$6,632
Property Taxes	3,444	1,789	2,570	2,529	3,104	2,984	2,165	2,152	2,600	1,540
Property Tax Credit	(570)	0	0	0	0	0	0	0	0	0
Total Housing
Costs	$25,395	$17,253	$13,789	$10,492	$18,603	$11,837	$9,247	$9,538	$8,044	$8,172
Total of Taxes,
Utilities and
Housing	$35,286	$25,618	$21,737	$20,567	$30,266	$26,098	$22,834	$23,661	$22,845	$23,004

Budget Summary/ Budget 2009-10   57

TAXES, UTILITIES AND HOUSING – NOTES

Tax estimates are calculated for the 2009 calendar year using known changes as of March 6, 2009. Household charges for the bundle of basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual ‘known’ utility rates for the 2008 calendar year. This methodology has been chosen due to the uncertainty of attempting to forecast utility rates for the coming year. The utility figures exclude federal GST, provincial sales tax and municipal taxes and surcharges.

Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages six and 12). Personal non-refundable credits used include the CPP/QPP and EI contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes (those property tax rebate plans administered through provincial income tax systems).

Active Families Benefit refers to the Saskatchewan refundable income tax credit that rebates up to $150 per child annually for cultural, recreational and sports activities fees for children aged six to 14. This initiative took effect January 1, 2009. Manitoba and Nova Scotia provide non-refundable children’s fitness tax credits which mirror the federal credit.

Health Premiums are annual premiums for hospital insurance and medical services.

Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 2007 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. Provincial retail sales taxes were then estimated based on taxable expenditures in each province.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person, and 2,000 litres for each of the families.

Home Heating charges are based on an annual consumption level of 3,200 m3 of natural gas. For Charlottetown and St. John’s the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumers’ Association of Canada. The index is based on the actual insurance rates quoted for what the drivers would pay in each jurisdiction if they had the same car, same coverage, same claims history and driving record at a consistent point in time. The Consumers’ Association of Canada developed 34 profiles used to create this index. The impact of “Good Driver” discounts/rebates have been factored in for all applicable jurisdictions.

58   Budget 2009-10 /Budget Summary

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, October 2008.

Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2008 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 5.0 per cent.

Property Taxes for all cities are based on the estimated taxes for a sample detached bungalow from the City of Edmonton 2007 Residential Property Taxes and Utility Charges Survey, with the exception of Charlottetown whose property tax estimate is based on the average of detached bungalows in that city as determined from the Royal LePage Third Quarter 2008 Survey of Canadian House Prices. All provincial, municipal, education and library property taxes are included in the property tax figures. The property tax credit line refers to property tax credit programs administered by municipalities on property tax notices.

Budget Summary/ Budget 2009-10   59

2009-10 BORROWING AND DEBT

The General Revenue Fund (GRF) borrows for government and Crown corporations.

Public Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Total Debt, or public debt plus guaranteed debt, is used by most members of the financial community when analyzing creditworthiness.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Total debt is discussed in this budget paper.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise specific debt. This has been done to provide consistency with the way these amounts are to be segregated in the 2008-09 Public Accounts.

Government business enterprises are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed specifically for these enterprises are disclosed separately from other government debt, because they are expected to be repaid from cash flows generated by these business enterprises.

All other Crown corporation debt is classified as Crown corporation general debt. This debt includes amounts that can be repaid from business activities of the Crown sector and amounts that can only be repaid with assistance from Government.

Total debt is forecast to decrease by $2,278.1 million during 2008-09 and increase by $922.1 million in 2009-10.

Government general debt is forecast to decrease by $2,656.5 million during 2008-09 and remain at that level in 2009-10.

Crown corporation general debt is forecast to grow by $274.5 million during 2008-09 and $107.8 million during 2009-10. The increases in both years are primarily due to increases in debt for the utility Crown corporations.

Government business enterprise specific debt is forecast to increase by $103.9 million during 2008-09 and $814.3 million during 2009-10. The increases are almost entirely attributable to higher long-term debt for the utility Crown corporations.

60   Budget 2009-10 /Budget Summary

TOTAL DEBT
As at March 31

(Millions of Dollars)	Estimated 2010	Forecast 2009	Actual 2008
Government General Debt
Gross Debt	$6,416.8	$7,112.2	$7,818.4
Sinking Funds	2,263.2	2,951.3	994.1
Public Debt	$4,153.6	$4,160.9	$6,824.3
Guaranteed Debt	38.6	31.3	24.4
Government General Debt - Total	$4,192.2	$4,192.2	$6,848.7
Crown Corporation General Debt
Gross Debt	$868.7	$804.9	$538.9
Sinking Funds	25.1	69.2	77.7
Public Debt	$843.6	$735.7	$461.2
Guaranteed Debt	0.7	0.8	0.8
Crown Corporation General Debt - Total	$844.3	$736.5	$462.0
Government Business Enterprise Specific Debt
Gross Debt	$4,228.8	$3,367.4	$3,220.7
Sinking Funds	377.4	330.3	287.5
Public Debt	$3,851.4	$3,037.1	$2,933.2
Guaranteed Debt	0.0	0.0	0.0
Government Business Enterprise
Specific Debt - Total	$3,851.4	$3,037.1	$2,933.2
Total Debt	$8,887.9	$7,965.8	$10,243.9

Budget Summary/ Budget 2009-10   61

GENERAL REVENUE FUND BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2009-10 borrowing requirements are estimated to be $1,189.6 million, compared to forecast requirements of $647.5 million in 2008-09.

Borrowing requirements for government in 2009-10, estimated to be $140.5 million (2008-09 forecast: $3.3 million), are primarily to assist with financing capital expenditures.

Borrowing requirements for Crown corporations in 2009-10 are estimated to be $1,049.1 million (2008-09 forecast: $644.2 million).

62   Budget 2009-10 /Budget Summary

Reconciliation of Surplus and Change
in Government Total Debt

The amount by which total government general debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which total government general debt will change is reconciled by:

1.	Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine the cash provided from operations;

2.	Adjusting for cash required for capital acquisitions;

3.	Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows from loan, investment and other activities to determine the cash available to reduce debt;

4.	Adding changes in sinking funds which will be used to repay government debt; and,

5.	Adding the change in government general guaranteed debt.

	Estimated 2009-10	Forecast 2008-09
	($ Millions)
Surplus (on Accrual Accounting Basis)	$424.5	$2,318.2
1. Adjustment to Cash Basis	(152.8)	12.9
Cash Provided by Operations	$271.7	$2,331.1
2. Capital Acquisitions	(473.6)	(366.5)
3. Other Cash Sources	897.3	(1,258.4)
Cash Available to Reduce Debt	$695.4	$706.2
4. Change in Sinking Funds	(688.2)	1,957.3
5. Change in Guaranteed Debt	(7.2)	(7.0)
Decrease in Government Total Debt	$0.0	$2,656.5

Budget Summary/ Budget 2009-10   63

COST OF SERVICING DEBT

In addition to interest payments, debt servicing costs include all charges related to the gross debt, such as: the amortization of premiums, discounts, and commissions; and, gains or losses on foreign currency debt that result from a change in the value of the Canadian dollar.

The 2009-10 debt servicing cost estimates are based on 3.0 per cent short-term and 5.5 per cent long-term interest rates. A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government debt in 2009-10 by approximately $5.8 million.

COST OF SERVICING DEBT

(Millions of Dollars)	Estimated 2009-10	Forecast 2008-09
Government General Debt	$485.0	$510.0
Crown Corporation General Debt	17.5	19.2
Government Business Enterprise Specific Debt	246.4	239.0
Total Cost of Servicing Gross Debt	$748.9	$768.2

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have additional obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Schedule of Debt on page 86 calculates the total debt of government entities by listing both the GRF debt and the debt to other entities.

SUMMARY STATEMENT OF DEBT
As at March 31

(Millions of Dollars)	Estimated 2010	Forecast 2009	Actual 2008
GRF Total Debt for Crown Corporations	$4,695.7	$3,773.6	$3,395.2
GRF Total Debt for Government	4,192.2	4,192.2	6,848.7
GRF Total Debt	$8,887.9	$7,965.8	$10,243.9
Other Debt	270.6	285.6	268.4
Summary Statement of Debt	$9,158.5	$8,251.4	$10,512.3

64   Budget 2009-10 /Budget Summary

GROWTH AND FINANCIAL SECURITY FUND

The Growth and Financial Security Fund (GFSF) was established with the assent of The Growth and Financial Security Act.

The purpose of the GFSF is twofold:

•	to assist in the achievement of the Government of Saskatchewan's long-term objectives by providing for financial security of the Government of Saskatchewan from year to year; and,

•	to provide a source of funds that are to be available for appropriation to be used for programs of the Government of Saskatchewan identified as promoting or enhancing the economic development of Saskatchewan.

The opening balance of the GFSF in 2008-09 was $1,634.0 million.

Subsequently, transfers to the GFSF represent either:

•	50 per cent of any pre-transfer surplus for any fiscal year (required); or,

•	subject to the approval of Treasury Board, the amount of significant, unexpected revenue received for the fiscal year, as determined by the minister (special transfer).

Transfers out of the GFSF may be made by the minister, subject to the approval of Treasury Board, with the objective of achieving the aforementioned twofold purpose.

GROWTH AND FINANCIAL SECURITY FUND TRANSACTIONS

(Millions of Dollars)	2008-09F	2009-10F	2010-11F	2011-12F	2012-13F
Opening Balance	$1,634.0	$1,144.4	$1,135.3	$945.7	$823.5
Plus Transfers to the
GFSF from the GRF
(50% of Pre-Transfer Surplus)	914.3	207.7	110.3	129.0	138.8
Minus Transfers from
the GFSF to the GRF
(to provide financial security)	(1,403.9)	(216.8)	(299.9)	(251.2)	(257.2)
Net Transfers to/(from)
the GFSF from/(to)
the GRF	(489.6)	(9.1)	(189.6)	(122.2)	(118.4)
Closing Balance	$1,144.4	$1,135.3	$945.7	$823.5	$705.1

Budget Summary/ Budget 2009-10   65

DEBT RETIREMENT FUND

The Debt Retirement Fund (DRF) was established with the assent of The Growth and Financial Security Act.

The DRF is an accounting of the surpluses of the GRF that are allocated to the fund on or after April 1, 2008.

The purpose of the DRF is to assist in achieving the long-term objective of the Government of Saskatchewan in eliminating the debt.

Allocations to the DRF represent either:

•	50 per cent of any pre-transfer surplus for any fiscal year (required); or,

•	a transfer made out of the GFSF by the minister, subject to the approval of Treasury Board, for the purpose of assisting in the long-term objective of eliminating the debt.

DEBT RETIREMENT FUND FORECAST

(Millions of Dollars)	2008-09F	2009-10F	2010-11F	2011-12F	2012-13F
2008-09 Surplus Forecast	$2,318.2	$--	$--	$--	$--
2009-10 Surplus Forecast	--	424.5	--	--	--
2010-11 Surplus Forecast	--	--	410.2	--	--
2011-12 Surplus Forecast	--	--	--	380.2	--
2012-13 Surplus Forecast	--	--	--	--	396.0
Cumulative Total	$2,318.2	$2,742.7	$3,152.9	$3,533.1	$3,929.1

66   Budget 2009-10 /Budget Summary

REDUCING EDUCATION PROPERTY TAX
AND FUNDING EDUCATION

CONTEXT FOR REFORM

Since 1905, Saskatchewan school divisions have taxed local property for the costs of education. Saskatchewan has been more reliant on property taxes to fund education than any other province in Canada. In the past 30 years, the Provincial Government has not provided more than 60 per cent of the operating costs of boards of education. In the 1990s, the provincial share was as low as 40 per cent. In 2008-09, nearly 49 per cent of school division operating expenditures was paid for by property owners. The remaining 51 per cent was paid for by the Province in the form of an operating grant.

The Province’s reliance on property taxes to fund education has been a long-standing and contentious issue. High property taxes are often cited as having a negative impact on Saskatchewan’s competitiveness and ability to attract new citizens. Organizations and citizens have lobbied government for many years to reduce the education portion of property taxes and several studies have reviewed the issue. With the exception of education property tax credits that have served as a temporary measure, there has been no significant action taken to reduce the education portion of property taxes, until now.

During the 2007 election campaign, Premier Brad Wall promised to:

•	achieve a fairer balance for education funding;

•	ensure K-12 education is properly funded; and,

•	ensure that the education portion of property tax is further reduced.

In January 2008, Premier Brad Wall appointed Rosetown-Elrose MLA Jim Reiter, Legislative Secretary to the Minister of Education, to lead a review of options for long-term education property tax relief. After significant consultation with stakeholders, public input, and a review of practices in other jurisdictions, Mr. Reiter submitted the report, A Decision for Our Future, to Deputy Premier and Minister of Education Ken Krawetz.

The recommendations contained in the report were considered, and Government is ready to move ahead with changes that will result in a long-term solution for education property tax relief while increasing Government’s responsibility for Saskatchewan’s education system.

CHANGING HOW EDUCATION IS FUNDED IN SASKATCHEWAN

This year’s Budget introduces significant changes for funding Saskatchewan’s education system based on the direction provided within MLA Reiter’s report and within the Province’s current fiscal capacity. The Government is moving forward to achieve a fairer balance, to cut and cap education property tax rates (mill rates), and to set province-wide tax rates for each of the three major property classes – residential, commercial, and agricultural.

Budget Summary/ Budget 2009-10   67

Achieving a Fairer Balance

The Government of Saskatchewan is increasing the Province’s share of funding for education.

Before: The provincial funding share in 2008-09 was approximately 51 per cent.

Now: The provincial funding share will increase to 63 per cent for 2009-10 and 66 per cent in 2010-11. As part of the percentage increase in the share of provincial funding this year, the Province will boost its share to school divisions by $241 million.

Reducing Property Taxes

The Government of Saskatchewan is providing the largest reduction in the education portion of property taxes in history while taking measures to ensure these savings continue.

Before: In 2008, the total education property tax paid was $752 million after the Education Property Tax Credit.

Now: In 2009, the total education property tax paid is estimated to be $649 million and in 2010, the total is estimated to be $596 million. This represents a tax savings to property owners of $156 million in 2010.

The vast majority of property owners will see a reduction in the amount they pay for education property tax. However, this depends on the change in the assessed value of a property and the utilization of mill rate factors. A small percentage of property owners will not see a decrease as a result of these varying factors. However, had the province-wide tax rates not been implemented, these property owners would have experienced a larger increase.

EXAMPLES OF TAX REDUCTIONS

Property	2008 Taxable Assessment[1]	2008 Net Levy[2]	2009 Taxable Assessment[1]	2009 Tax Levy	Change in Assessment (%)	Change in Tax Levy ($)	Change in Tax Levy (%)	2010 Tax Levy	Change in Tax Levy ($)	Total Change in Tax Levy from 2008 (%)
RM of Winslow:
10 Quarter Sections
Arable Land	298,100	3,403	333,900	2,364	12.0	-1,039	-30.5	1,306	-1,058	-61.6
Katepwa Residential	201,600	4,036	268,200	2,703	33.0	-1,333	-33.0	2,551	-152	-36.8
Canora Residential	79,800	1,541	79,520	802	-0.4	-739	-48.0	756	-46	-50.9
Swift Current
Residential	140,200	2,295	195,400	1,970	39.4	-326	-14.2	1,858	-112	-19.0
Swift Current
Commercial	212,000	7,406	455,500	5,580	114.9	-1,826	-24.7	5,398	-182	-27.1
Saskatoon Residential	200,000	3,043	291,900	2,942	46.0	-100	-3.3	2,776	-166	-8.8
Saskatoon Commercial	301,100	5,955	424,400	5,199	40.9	-756	-12.7	5,029	-170	-15.5
Regina Residential	200,000	2,970	264,300	2,664	32.2	-306	-10.3	2,513	-151	-15.4
Regina Commercial	244,400	5,713	378,800	4,640	55.0	-1,072	-18.8	4,489	-151	-21.4
[1] Taxable Assessment: percentage of value (POV) has been applied (fair value assessment x POV = taxable assessment)
[2] Net levy includes the application of the Education Property Tax Credit.

68   Budget 2009-10 /Budget Summary

Province-wide Tax Rates

The Government of Saskatchewan is setting tax rates for each of the three major property classes, which will ensure fiscal equity and taxation fairness across the province.

Before: Individual school boards set education property tax rates for the properties within its division boundaries. Municipalities collected education property taxes on behalf of the school divisions. Municipalities then provided that portion of property taxes to the school divisions.

Now: School divisions will no longer set education property tax rates. Under the new system, the Province will cut and cap education property tax rates by setting province-wide tax rates for each of the three major classes of property – residential, agricultural and commercial in accordance with tax relief commitments. The education property tax will still be collected by municipalities and provided to school divisions. The balance of school division funding will be provided through the Province’s General Revenue Fund.

A flat mill rate will be applied to residential and agricultural properties; these rates are 10.08 mills and 7.08 mills respectively for 2009. These rates will be decreasing further in 2010 to 9.51 mills for residential and 3.91 mills for agricultural property. Mill rates will be applied to commercial properties through a progressive method that creates a three-tiered rate structure for education property tax for commercial property owners. Commercial property that has a taxable assessment of less than $500,000 will pay a mill rate of 12.25. Commercial property that has a taxable assessment of more than $500,000 will pay a mill rate of 12.25 on the first $499,999 of assessment, a mill rate of 15.75 on assessment between $500,000 and $5,999,999 and a mill rate of 18.55 on any assessment over $6,000,000.

TAX REDUCTIONS BY PRIMARY CATEGORY

	Agriculture	Commercial [3]	Residential	Grants-in-Lieu [4]	Total
2008 Tax Levy [1]	$ 105.1	$ 284.6	$ 330.8	$ 31.5	$ 752.0
2008 Commitment [2]	47.0%	6.90%	12.0%
2009 Mill Rate	7.08	15.42	10.08	15.42
2009 Tax Levy	$ 69.9	$ 279.3	$ 273.1	$ 26.5	$648.8
2009 Tax Relief	64.4%	8.34%	27.8%
2009 Relief Commitment [2]	56.0%	8.30%	15.0%
2010 Mill Rate	3.91	15.10	9.51	15.10
2010 Tax Levy	$ 38.6	$ 273.5	$ 257.7	$ 25.9	$ 595.7
2010 Tax Relief	80.4%	10.25%	31.8%
2011 Relief Commitment [2]	80.0%	10.20%	20.0%
[1] Net after Education Property Tax Credit
[2] Effective relief on Commercial properties with the $2,500 cap on the Education Property Tax Credit (education property tax election commitment)
[3] Commercial Mill Rates will be tiered based on taxable assessment. The average mill rate for the class is 15.42 in 2009 and 15.10 in 2010.
[4] Estimate for Grants-in-Lieu of Taxes

Budget Summary/ Budget 2009-10   69

Minority-faith school boards will have the option to levy different tax rates, as per their constitutional right, from members of the minority faith. The rates must be in the same proportion by property class as government tax rates. If the board levies different tax rates, their grant allocation will be adjusted to ensure that school division equity is maintained.

The education system in Saskatchewan is a balance between provincial responsibility and priorities and local school board autonomy. Boards of education have discretion in budget allocations and considerable flexibility for individual schools and communities. School divisions will continue to make budget allocations to support their Continuous Improvement Plan for a strong, relevant, and responsive education system that ensures the best teaching, learning, and achievement results for Saskatchewan students.

FROM HERE TO THERE: MAKING THE TRANSITION TO THE NEW SYSTEM

The changes to how Pre-Kindergarten to Grade 12 education is funded will require the following actions by municipalities, the Provincial Government, and school divisions:

•	Municipalities will collect education property tax according to rates set by the Provincial Government. The tax levy will be remitted to the local school division(s).

•	The Ministry of Education will approve the total education budget for each school division. School division grant payments will be based on the government approved, total division budget less the education property tax revenue of the division.

•	For 2009-10 and 2010-11, school division funding will be based on school division financial information including teacher salary requirements and inflation.

•	The Ministry of Education, in consultation with school divisions, will develop a revised funding system by 2011-12 to determine allocation of education funds among school divisions.

•	The Ministry of Education will meet with school boards regarding changes in funding formulas during the transition period and with the new funding system. The meetings will also provide opportunities to clarify roles and responsibilities, including the continued authority for school divisions regarding day-to-day business, board elections, and budget allocations and planning.

•	A bill titled The Education Amendment Act, 2009 (No. 3) will amend The Education Act, 1995 to provide the necessary authority for the Province to set the tax rates for education property tax and for the school boards to collect the tax.

•	A bill titled The Miscellaneous Statutes (Education Property Tax) Repeal and Amendment Act, 2009 will repeal The Education Property Tax Credit Act and will make consequential amendments to The Cities Act, The Municipalities Act and The Northern Municipalities Act to the enactment of The Education Amendment Act, 2009 (No. 3).

CONCLUSION

With these changes, Government is fulfilling its promise to achieve a fairer balance for education funding by increasing the amount of government funding for education, ensure the education system is properly funded, and significantly reduce the education portion of property taxes. With these changes, we are also continuing to make life more affordable for Saskatchewan people. This, on top of the significant income tax reductions we have already provided, is an important step toward keeping Saskatchewan’s economy strong and steady.

For more information: www.education.gov.sk.ca/
1-866-984-8577

70   Budget 2009-10 /Budget Summary

MUNICIPAL OPERATING GRANTS

INTRODUCTION

The municipal operating grant program (formerly called the municipal revenue sharing program) was created to provide unconditional funding assistance to all urban, rural and northern municipalities in Saskatchewan. Conditional capital grants have also been provided to rural municipalities for heavy haul/high volume road construction, bridges, and traffic counting.

In 2007, the Government committed to develop a long-term and predictable solution to municipal operating grants that tied annual funding to a portion of own source revenue by 2010-11. Government has worked with municipalities to analyze funding requirements and has developed a solution that reflects provincial growth, meets municipal operational needs and is based on the principles of predictability and sustainability.

THE NEW FUNDING PLAN

Beginning in 2009-10, Government is initiating a two-year plan to base municipal operating grants on the value of one point of the Provincial Sales Tax (PST), as reported in the most recent version of the Province’s Public Accounts.

As a transitional measure for 2009-10, $167.4 million will be provided, a $32.3 million or 24 per cent increase from 2008-09, equivalent to 90 per cent of the value of one point of PST from the 2007-08 Public Accounts (excluding the Liquor Consumption Tax component). In subsequent years, the equivalent of one point of PST will be provided, as reported in the most recent version of Public Accounts (i.e. in 2010-11, operating grants will be based on PST as reported in 2008-09 Public Accounts).

Budget Summary/ Budget 2009-10   71

The distribution of municipal operating grants is based on the results of a needs-based analysis conducted in consultation with the municipal sector and the various municipal associations. Operating grants will be allocated based on the following distribution: Cities – 46 per cent; Rural – 29 per cent; Towns and Villages – 18 per cent; Northern – seven per cent.

The following table highlights the funding plan for municipal operating grants in 2009-10.

FUNDING PLAN FOR MUNICIPAL OPERATING GRANTS IN 2009-10

	2008-09 Funding		2009-10 Funding		Change
	(Millions)	(%)	(Millions)	(%)	(Millions)	(%)
Cities	$ 54.1	40.0	$ 77.0	46.0	$ 22.9	42.3
Rural*	46.1	34.1	48.6	29.0	2.5	5.4
Towns/Villages	23.9	17.7	30.1	18.0	6.2	26.1
Northern	11.0	8.2	11.7	7.0	0.7	6.2
Total*	$ 135.1	100.0	$ 167.4	100.0	$ 32.3	23.9
* Figures have been restated to reflect the transfer of $5.5 million in conditional transportation programs to the Ministry of Highways and Infrastructure in 2009-10, previously funded as part of the municipal operating grant program.

In addition, approximately $5.5 million for the Heavy Haul – High Volume Roads Program, the Municipal Bridges Program and traffic counting, which were previously provided through the municipal operating grant program in Municipal Affairs, will continue to be provided through the Ministry of Highways and Infrastructure at 2008-09 levels.

72   Budget 2009-10 /Budget Summary

SASKATCHEWAN PROVINCIAL BUDGET

09-10

GENERAL REVENUE FUND (GRF)
BUDGET DETAILS

GENERAL REVENUE FUND

Statement of Operations and Accumulated Deficit

	(thousands of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Revenue	$10,660,800	$12,171,700	$9,366,500
Expense	10,245,386	10,343,062	9,116,880
Pre-Transfer Surplus (Deficit)	$415,414	$1,828,638	$249,620
Transfer (to) the Growth and Financial Security Fund	(207,707)	(914,319)	(124,810)
Transfer from the Growth and Financial Security Fund	216,793	1,403,897	125,190
Surplus	$424,500	$2,318,216	$250,000
Accumulated Deficit, Beginning of Year	(1,041,575)	(3,359,791)	(3,359,791)
Accumulated Deficit, End of Year	$(617,075)	$(1,041,575)	$(3,109,791)

GENERAL REVENUE FUND

Statement of Change in Net Debt

	(thousands of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Annual Surplus	$424,500	$2,318,216	$250,000
Acquisition of Capital Assets	(473,563)	(366,473)	(364,551)
Amortization of Capital Assets (Gross)	159,618	159,002	151,114
Proceeds on Disposal of Agricultural Land	8,000	8,000	2,000
(Increase) Decrease in Net Debt from Operations	$118,555	$2,118,745	$38,563
Net Debt, Beginning of Year	(3,929,969)	(6,048,714)	(6,048,714)[1]
Net Debt, End of Year	$(3,811,414)	$(3,929,969)	$(6,010,151)
[1] The March 31, 2008 balance (per Public Accounts) is adjusted by $98,998K due to agricultural land held for resale being classified from a financial asset to a capital asset.

74   Budget 2009-10 /Budget Summary

GENERAL REVENUE FUND

Statement of Cash Flow

	(thousands of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Operating Activities
Surplus for the Year	$424,500	$2,318,216	$250,000
Add Non-cash Items:
Amortization of Foreign Exchange (Gain) Loss	2,829	5,815	(972)
Amortization of Capital Assets	159,618	159,002	151,114
(Gains) Loss on Loans and Investments	(233)	772	1,621
Net Change in Non-cash Operating Activities	(215,839)	(69,094)	(39,839)
Earnings Retained in Sinking Funds	(99,172)	(83,600)	(46,023)
Cash Provided by (used for) Operating Activities	$271,703	$2,331,111	$315,901
Ministry Capital Activities
Acquisition of Capital Assets	$(473,563)	$(366,473)	$(364,551)
Proceeds on Disposal of Agricultural Land	8,000	8,000	2,000
Cash Provided by (used for) Ministry Capital Activities	$(465,563)	$(358,473)	$(362,551)
Lending and Investing Activities
Receipts	$1,141,259	$515,943	$483,749
Disbursements	(1,194,407)	(2,617,358)	(692,829)
Cash Provided by (used for) Lending and Investing Activities	$(53,148)	$(2,101,415)	$(209,080)
Financing Activities
Borrowing	$1,189,570	$377,505	$910,869
Debt Repayment	(959,863)	(737,589)	(732,851)
Cash Provided by (used for) Financing Activities	$229,707	$(360,084)	$178,018
(Decrease) Increase in Cash [1]	$(17,301)	$(488,861)	$(77,712)
[1] Cash also includes temporary, short-term (less than 30 days) investments.

Budget Summary/ Budget 2009-10   75

GENERAL REVENUE FUND

Schedule of Revenue

	(thousands of dollars)
	Estimated 2009-10 [1]	Forecast 2008-09	Estimated 2008-09
Taxes
Corporation Income	$624,900	$593,900	$616,500
Fuel	438,000	425,300	413,300
Individual Income	1,802,600	1,825,200	1,932,000
Provincial Sales	1,155,600	1,105,500	918,000
Tobacco	190,500	192,300	183,800
Other	247,300	259,600	249,200
Taxes	$4,458,900	$4,401,800	$4,312,800
Non-Renewable Resources
Crown Land Sales	$127,800	$928,100	$192,500
Natural Gas	102,200	131,600	118,000
Oil	573,100	1,488,800	1,054,600
Potash	1,926,800	1,499,600	352,600
Resource Surcharge	461,800	467,500	366,200
Other	177,200	128,800	189,200
Non-Renewable Resources	$3,368,900	$4,644,400	$2,273,100
Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	$185,000	$--	$185,000
- Special Dividend	110,000	365,000	365,000
Saskatchewan Liquor and Gaming Authority	440,700	428,900	383,600
Other Enterprises and Funds	41,200	37,000	34,800
Transfers from Crown Entities	$776,900	$830,900	$968,400
Other Revenue
Fines, Forfeits and Penalties	$10,500	$11,600	$10,200
Interest, Premium, Discount and Exchange	176,700	160,800	92,400
Motor Vehicle Fees	149,400	146,500	141,500
Other Licences and Permits	32,800	35,500	34,700
Sales, Services and Service Fees	173,100	96,200	91,100
Transfers from Other Governments	15,900	14,800	16,800
Other	40,000	105,400	40,000
Other Revenue	$598,400	$570,800	$426,700
Own-Source Revenue	$9,203,100	$10,447,900	$7,981,000
Transfers from the Government of Canada
Canada Health Transfer	$843,500	$828,100	$810,900
Canada Social Transfer	335,000	341,100	335,000
Other	279,200	554,600	239,600
Transfers from the Government of Canada	$1,457,700	$1,723,800	$1,385,500
Revenue	$10,660,800	$12,171,700	$9,366,500
[1] Beginning in 2009-10, the Resource Surcharge portion of the Corporation Capital Tax is included in Non-Renewable Resources, the Provincial Sales Tax is shown separately, and the Liquor Consumption Tax and general portion of the Corporation Capital Tax are included in Other Taxes. The 2008-09 Estimate and Forecast are restated to be consistent.

76   Budget 2009-10 /Budget Summary

GENERAL REVENUE FUND

Statement of Expense

	(thousands of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Ministries and Agencies
Advanced Education, Employment and Labour	$840,020	$893,038	$760,577
Agriculture	483,444	447,154	305,905
Corrections, Public Safety and Policing	324,014	310,175	291,878
Education	1,206,066	1,186,791	994,512
- Teachers' Pensions and Benefits	173,169	131,745	194,083
Energy and Resources	42,888	40,340	38,245
Enterprise and Innovation Programs	22,133	35,185	49,353
Enterprise Saskatchewan	47,305	28,201	8,378
Environment	200,380	185,467	186,167
Executive Council	9,057	8,759	8,759
Finance	64,981	43,319	44,256
- Public Service Pensions and Benefits	264,411	254,261	254,278
Finance Debt Servicing	502,500	529,200	535,000
First Nations and Métis Relations	87,585	89,979	70,336
Government Services	14,884	13,260	13,450
Health	4,075,223	3,978,133	3,745,333
Highways and Infrastructure	436,990	503,240	387,590
Information Technology Office	7,091	5,401	5,401
Intergovernmental Affairs	4,014	3,388	3,538
Justice and Attorney General	142,275	143,653	136,648
Municipal Affairs	339,697	381,142	235,720
Office of the Provincial Secretary	5,024	4,412	4,153
Public Service Commission	38,085	36,121	36,621
Saskatchewan Research Council	15,016	12,082	12,082
Social Services	722,760	666,339	622,059
Tourism, Parks, Culture and Sport.	139,180	136,496	136,858
Crown Investments Corporation	--	240,000	--
Legislative Assembly and its Officers
Chief Electoral Officer	1,179	1,295	1,071
Children's Advocate	1,621	1,531	1,531
Conflict of Interest Commissioner	151	151	151
Information and Privacy Commissioner	927	822	822
Legislative Assembly	23,662	22,733	22,931
Ombudsman	2,195	2,123	2,068
Provincial Auditor	7,459	7,126	7,126
Expense	$10,245,386	$10,343,062	$9,116,880

Budget Summary/ Budget 2009-10   77

GENERAL REVENUE FUND

Schedule of Debt
As at March 31

	(thousands of dollars)
	Estimated Gross Debt 2010	Estimated Sinking Funds 2010	Estimated Debt 2010	Forecast Debt 2009	Estimated Debt 2009
Government General Debt	$6,416,782	$(2,263,131)	$4,153,651	$4,160,887	$6,613,125
Crown Corporation General Debt
Agricultural Credit Corporation
of Saskatchewan	$--	$--	$--	$--	$3,000
Information Services Corporation
of Saskatchewan	13,547	--	13,547	13,547	13,547
Municipal Financing
Corporation of Saskatchewan	5,000	--	5,000	5,000	--
Saskatchewan Crop
Insurance Corporation	--	--	--	1,352	22,492
Saskatchewan Housing Corporation	52,004	(20,104)	31,900	33,183	33,001
Saskatchewan Opportunities
Corporation	54,228	(242)	53,986	43,028	53,044
Saskatchewan Power Corporation	254,200	(1,020)	253,180	254,200	--
Saskatchewan Telecommunications
Holding Corporation	58,700	--	58,700	78,700	--
Saskatchewan Water Corporation	70,665	(2,035)	68,630	40,068	51,518
SaskEnergy Incorporated	360,400	(1,734)	358,666	266,600	--
Crown Corporation
General Debt	$868,744	$(25,135)	$843,609	$735,678	$176,602
Government Business Enterprise Specific Debt
Municipal Financing
Corporation of Saskatchewan	$68,030	$(1,131)	$66,899	$37,268	$62,976
Saskatchewan Power Corporation	2,970,966	(250,440)	2,720,526	2,157,949	2,314,082
Saskatchewan Telecommunications
Holding Corporation	476,600	(69,817)	406,783	262,672	420,955
SaskEnergy Incorporated	713,182	(55,979)	657,203	579,252	732,953
Government Business
Enterprise Specific Debt	$4,228,778	$(377,367)	$3,851,411	$3,037,141	$3,530,966
Debt	$11,514,304	$(2,665,633)	$8,848,671	$7,933,706	$10,320,693
Guaranteed Debt	39,258	--	39,258	32,132	29,152
Total Debt	$11,553,562	$(2,665,633)	$8,887,929	$7,965,838	$10,349,845
Total Debt by Category
Government General Debt	$6,455,329	$(2,263,131)	$4,192,198	$4,192,198	$6,641,467
Crown Corporation
General Debt	869,455	(25,135)	844,320	736,499	177,412
Government Business
Enterprise Specific Debt	4,228,778	(377,367)	3,851,411	3,037,141	3,530,966
Total Debt	$11,553,562	$(2,665,633)	$8,887,929	$7,965,838	$10,349,845

78   Budget 2009-10 /Budget Summary

GENERAL REVENUE FUND

Schedule of Borrowing Requirements

	(thousands of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Borrowing for Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$--	$--	$3,000
Municipal Financing Corporation of Saskatchewan	30,000	16,800	37,500
Saskatchewan Crop Insurance Corporation	--	--	1,600
Saskatchewan Opportunities Corporation	18,300	23,684	26,000
Saskatchewan Power Corporation	598,700	350,000	243,000
Saskatchewan Telecommunications Holding Corporation	150,000	78,700	158,100
Saskatchewan Water Corporation	33,300	5,000	12,600
SaskEnergy Incorporated	218,800	170,000	53,100
Borrowing for Crown Corporations	$1,049,100	$644,184	$534,900
Borrowing for Government	140,470	3,321	375,969
Borrowing Requirements	$1,189,570	$647,505	$910,869
Sources of Borrowing
Internal	$--	$270,000	$--
External	1,189,570	377,505	910,869
Borrowing Requirements	$1,189,570	$647,505	$910,869

Budget Summary/Summary/Budget 2009-10   79

GENERAL REVENUE FUND

Schedule of Guaranteed Debt
As at March 31

	(thousands of dollars)
	Estimated 2010	Forecast 2009	Estimated 2009
Guaranteed Debt for Crown Corporations
The Power Corporation Act
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	$21	$21	$19
The Saskatchewan Development Fund Act
Guaranteed Investments	590	700	667
The Saskatchewan Telecommunications Act
TeleBonds (matured)	100	100	124
Guaranteed Debt for Crown Corporations	$711	$821	$810
Other Guaranteed Debt
The Economic and Co-operative Development Act
Vanguard Inc.	$--	$1,250	$1,250
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	19,000	15,000	13,912
Feeder Associations Loan Guarantees	14,000	12,000	10,010
Feedlot Construction Loan Guarantees	3,000	2,000	1,742
Individual Feedlot Loan Guarantees	2,000	1,000	379
Enhanced Feeder Loan Guarantees	500	--	1,000
The Housing and Special Care Homes Act
Senior Citizens’ Housing	22	26	26
The Student Assistance and Student Aid Fund Act	25	35	23
Other Guaranteed Debt	$38,547	$31,311	$28,342
Guaranteed Debt	$39,258	$32,132	$29,152

80   Budget 2009-10 /Budget Summary

SASKATCHEWAN PROVINCIAL BUDGET

09-10

SUMMARY FINANCIAL
BUDGET DETAILS

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Treasury Board Organizations [1]
General Revenue Fund (GRF)	$424.5	$2,318.2	$250.0
Growth and Financial Security Fund	(9.1)	(489.6)	(0.4)[2]
Agricultural Credit Corporation of Saskatchewan	2.2	2.4	2.8
Community Initiatives Fund	0.7	4.4	3.3
Enterprise Saskatchewan	(7.9)	7.9	--
Liquor and Gaming Authority	440.7	428.9	383.6
Regional Colleges	(3.2)	2.4	(2.8)
Regional Health Authorities	11.7	303.1	139.9
Saskatchewan Agricultural Stabilization Fund	(7.7)	1.6	(5.6)
Saskatchewan Cancer Agency	(6.8)	(0.2)	(1.4)
Saskatchewan Communications Network Corporation	--	--	--
Saskatchewan Health Information Network	(4.3)	16.1	9.8
Saskatchewan Housing Corporation	--	--	--
Saskatchewan Institute of Applied Science and Technology	(1.8)	5.8	0.1
Saskatchewan Research Council	--	1.0	--
Saskatchewan Student Aid Fund	(8.0)	(9.8)	(15.7)
Saskatchewan Watershed Authority	(7.4)	2.7	(10.1)
Other Organizations	5.0	(29.7)	3.5
Interagency Accounting Adjustments [3]	(21.1)	(18.3)	(53.1)
Adjustment to account for pension costs on an accrual basis	(389.0)	(376.5)	(281.4)
	$418.5	$2,170.4	$422.5
Dividends included in GRF surplus	(440.7)	(428.9)	(383.6)
Surplus (Deficit) of Treasury Board Organizations	$(22.2)	$1,741.5	$38.9
CIC Board Organizations[4]
Crown Investments Corporation (non-consolidated)[5]	$(87.6)	$(24.1)	$(30.3)
Information Services Corporation	17.0	23.4	14.2
Investment Saskatchewan Inc.	18.7	692.3	46.2
SaskEnergy Incorporated	71.8	53.9	63.4
Saskatchewan Gaming Corporation	25.4	19.2	17.6
Saskatchewan Government Insurance	40.6	40.4	38.6
Saskatchewan Opportunities Corporation	5.0	5.1	3.2
Saskatchewan Power Corporation	137.5	63.5	131.0
Saskatchewan Telecommunications Holding Corporation	116.0	121.4	75.8
Saskatchewan Transportation Company	(1.1)	(0.8)	(0.8)
Saskatchewan Water Corporation	(0.1)	(0.9)	(0.3)
Interagency Accounting Adjustments[3]	(99.9)	245.1	7.0
	$243.3	$1,238.5	$365.6
Dividends included in GRF surplus	(295.0)	(365.0)	(550.0)
Retained Surplus of CIC Board Organizations	$(51.7)	$873.5	$(184.4)
Surplus (Deficit) Prior to
Not-for-Profit Insurance Organizations	$(73.9)	$2,615.0	$(145.5)

82   Budget 2009-10 /Budget Summary

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Surplus (Deficit) Prior to
Not-for-Profit Insurance Organizations	$(73.9)	$2,615.0	$(145.5)
Not-for-Profit Insurance Organizations [6]
Saskatchewan Auto Fund	$(25.4)	$(42.7)	$(51.1)
Saskatchewan Crop Insurance Corporation	21.6	88.5	(20.9)
Crop Reinsurance Fund of Saskatchewan	47.8	69.1	47.5
Workers’ Compensation Board (Saskatchewan)	5.1	10.9	36.9
Surplus of Not-for-Profit Insurance Organizations	$49.1	$125.8	$12.4
Surplus (Deficit)	$(24.8)	$2,740.8	$(133.1)
Accumulated Surplus (Deficit), Beginning of Year	1,522.7	(1,218.1)	(1,218.1)[7]
Accumulated Surplus (Deficit), End of Year	$1,497.9	$1,522.7	$(1,351.2)
[1] The budgets of these organizations are subject to Treasury Board review and include any transfers from the GRF.
[2] 2008-09 Estimated amounts reflect the impact of the $10.4M in Further Estimates that was introduced in the Spring legislative session.
[3] Interagency Accounting adjustments are to ensure financial transactions between agencies are effectively eliminated.
[4] The budgets of these organizations include grants from CIC and are subject to CIC Board review.
[5] Excludes dividend revenue from subsidiaries.
[6] These insurance organizations establish rates and fees that will allow them to be actuarily sound over the long term.
[7] The accumulated deficit as at March 31, 2008 per the 2007-08 Public Accounts Volume 1. Year end of organizations may be different from the Government’s March 31 fiscal year end.

Budget Summary/Summary/Budget 2009-10   83

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Change in Net Debt

	(millions of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Surplus (Deficit)	$(24.8)	$2,740.8	$(133.1)
Acquisition of GSO Capital Assets [1]	(729.2)	(740.6)	(712.1)
Amortization Expense	324.5	314.4	305.1
Proceeds from Disposal of Agricultural Land	8.0	8.0	2.0
Decrease (Increase) in Net Debt	$(421.5)	$2,322.6	$(538.1)
Net Debt, Beginning of Year	(3,541.0)	(5,863.6)	(5,863.6)[2]
Net Debt, End of Year	$(3,962.5)	$(3,541.0)	$(6,401.7)
[1] These amounts only reflect capital acquisitions by government service organizations (GSOs) such as the GRF and regional health authorities. The amounts do not include capital assets acquired by government business enterprises such as SaskPower and SaskTel.
[2] The Net Debt as at March 31, 2008 as reported in 2007-08 Public Accounts adjusted for $99 million of agriculture land held for resale reclassified from a financial asset to a capital asset.

GOVERNMENT OF SASKATCHEWAN

Schedule of Pension Liabilities

	(millions of dollars)
	Estimated 2009-10	Forecast 2008-09	Estimated 2008-09
Pension Liabilities - Beginning of the Year	$5,464.4	$5,087.8	$5,087.8	[1]
Adjustment to account for pension costs on an accrual basis	389.0	376.6	281.4
Pension Liabilities - End of the Year	$5,853.4	$5,464.4	$5,369.2
[1] Pension Liability as at March 31, 2008 as reported in the 2007-08 Public Accounts.

84   Budget 2009-10 /Budget Summary

Government of Saskatchewan

Schedule of Tangible Capital Assets

	(millions of dollars)
	Actual Net Book Value	- 2008-09 Forecast -		Forecasted Net Book Value	- 2009-10 Estimated -		Estimated Net Book Value
	March 31/08	Additions	Amortization	March 31/09	Additions	Amortization	March 31/10
General Revenue Fund	$2,596.9	$366.5	$(159.0)	$2,804.4	$473.6	$(159.6)	$3,118.4
Treasury Board
Organizations	1,713.3	351.6	(152.6)	1,912.3	208.7	(161.3)	1,959.7
CIC Board Organizations	5,998.6	763.9	(507.6)	6,254.9	1,514.7	(520.4)	7,249.2
Not-for-Profit
Insurance Organizations	63.9	16.8	(8.4)	72.3	18.9	(13.6)	77.6
Total Government	$10,372.7	$1,498.8	$(827.6)	$11,043.9	$2,215.9	$(854.9)	$12,404.9
Government Service
Organizations (GSOs)	$4,506.4	$740.6	$(314.4)	$4,932.6	$729.2	$(324.5)	$5,337.3
Government Business
Enterprises (GBEs)	5,866.3	758.2	(513.2)	6,111.3	1,486.7	(530.4)	7,067.6
Total Government	$10,372.7	$1,498.8	$(827.6)	$11,043.9	$2,215.9	$(854.9)	$12,404.9
GBEs sell goods and services outside of government and are self sustaining such as SaskPower and the Liquor and Gaming Authority.
GSOs are all other government organizations that are not GBEs.
The Province's Summary Financial Statement accounts for GBEs on an equity basis. Therefore tangible capital assets of GBEs such as SaskPower are netted against its other assets and liabilities and the resultant equity is shown as an investment in GBEs.
The above amounts reflect capital asset acquisitions of Government organizations and do not include government transfers for capital asset acquisitions by non-government organizations such as universities, school boards and municipalities.

Budget Summary/Summary/Budget 2009-10   85

GOVERNMENT OF SASKATCHEWAN

Summary Schedule of Debt
As at March 31

	(millions of dollars)
	Estimated GRF Debt [1] 2010	Estimated Other Debt 2010	Estimated Total 2010	Forecast Total 2009	Estimated Total 2009
Treasury Board Organizations
GRF - Government Public Debt	$4,153.6	$--	$4,153.6	$4,160.9	$6,613.1
Agricultural Credit Corporation
of Saskatchewan	--	--	--	--	3.0
Municipal Financing Corporation
of Saskatchewan	71.9	--	71.9	42.3	63.0
Regional Health Authorities	--	94.5	94.5	89.0	76.6
Saskatchewan Housing Corporation	31.9	10.0	41.9	44.4	44.2
Other	--	2.2	2.2	2.2	2.0
Public Debt of
Other Treasury Board Organizations	$103.8	$106.7	$210.5	$177.9	$188.8
Public Debt of
Treasury Board Organizations	$4,257.4	$106.7	$4,364.1	$4,338.8	$6,801.9
CIC Board Organizations
Information Services Corporation
of Saskatchewan	$13.5	$--	$13.5	$13.5	$13.5
Investment Saskatchewan Inc.	--	48.1	48.1	57.5	40.5
Saskatchewan Gaming Corporation	--	14.2	14.2	19.4	18.7
Saskatchewan Opportunities Corporation	54.0	--	54.0	43.0	53.0
Saskatchewan Power Corporation	2,973.7	77.3	3,051.0	2,493.1	2,395.3
Saskatchewan Telecommunications	465.5	6.7	472.2	348.4	428.0
Saskatchewan Water Corporation	68.6	--	68.6	40.1	51.5
SaskEnergy Incorporated	1,015.9	7.6	1,023.5	853.4	739.7
Public Debt of CIC Board Organizations	$4,591.2	$153.9	$4,745.1	$3,868.4	$3,740.2
Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance Corporation	$--	$--	$--	$1.4	$22.5
Public Debt of Not-for-Profit
Insurance Organizations	$--	$--	$--	$1.4	$22.5
Public Debt [2]	$8,848.6	$260.6	$9,109.2	$8,208.6	$10,564.6
Guaranteed Debt	39.3	10.0	49.3	42.8	30.1
Total Debt	$8,887.9	$270.6	$9,158.5	$8,251.4	$10,594.7
[1] Debt obtained by the General Revenue Fund for its own use or on behalf of Crown corporations. The amount is net of sinking funds. Debt repayable in foreign currency is restated in Canadian dollar equivalents.
[2] The Province's Summary Financial Statements account for Government Business Enterprises (GBEs) like SaskPower on an equity basis. Therefore debt of GBEs (except general lending by the GRF to GBEs) is netted against other liabilities and assets and the resultant equity is shown as Investment in GBEs.

86   Budget 2009-10 /Budget Summary

GOVERNMENT OF SASKATCHEWAN

Notes to the Summary Financial Budget

REPORTING ENTITY

The Summary Financial Budget reports the expected financial activities of the General Revenue Fund and organizations controlled by government. This reporting entity is the same as is used in the government’s Summary Financial Statements in the Public Accounts for the current year.

METHOD OF CONSOLIDATION

There are two basic methods of combining the activities of organizations in the reporting entity. One is to combine each organization on a line-by-line basis where all assets, liabilities, revenue, and expenses are added together and significant inter-organization balances and transactions are eliminated. The other approach is referred to as the modified equity method where the equity and net income of each organization is combined with the central organization, the General Revenue Fund. Both methods arrive at the same bottom-line financial results.

The Public Accounts uses both methods. A line-by-line consolidation is used for government service organizations like regional health authorities and the modified equity method is used for government business enterprises, like SaskPower. The Summary Financial Budget combines all organizations on a modified equity basis for the purpose of calculating the Government’s surplus.

GOVERNMENT BUSINESS ENTERPRISES

These are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside the government as their principal activity. These organizations comprise the Auto Fund, Liquor and Gaming Authority, Municipal Financing Corporation, Saskatchewan Gaming Corporation, Saskatchewan Government Growth Fund, SGI, SaskPower, SaskTel, SaskEnergy, and Workers’ Compensation Board.

GOVERNMENT SERVICE ORGANIZATIONS

All government organizations including the General Revenue Fund that are not government business enterprises are considered government service organizations. Typically government service organizations provide public services and require government grants to sustain their operations such as regional health authorities. Other government service organizations like Saskatchewan Transportation Company sell services but are not self-sufficient, while other government service organizations like Information Services Corporation are self-sufficient but their revenues are considered more akin to a levy or tax.

Budget Summary/Summary/Budget 2009-10   87

GOVERNMENT OF SASKATCHEWAN

Description of Government Organizations

Categorization of Government Organizations

The summary financial budget categorizes organizations by which Cabinet Committee, Treasury Board and Crown Investment Corporation (CIC) Board would examine the organization’s budget and plans. The other categorization is the Not-for-Profit Insurance organizations. These organizations are intended to be actuarially sound over the long term. They will typically adjust their rates to break even over the longer term. The General Revenue Fund does not take a dividend from these organizations

TREASURY BOARD ORGANIZATIONS

Agricultural Credit Corporation of Saskatchewan (ACS)

ACS was established pursuant to the provisions of The Agricultural Credit Corporation Act which came into force on January 1, 1984. ACS manages a food industry development division and manages the wind down of the corporation’s agricultural loan portfolio, agri-food investment portfolio, and loan guarantee program.

Community Initiatives Fund

The Community Initiatives Fund has operated since 1996 according to the provisions of The Saskatchewan Gaming Corporation Act 1994. It is managed by a Board of Trustees consisting of eight people appointed by the Lieutenant Governor in Council. The Fund receives 25 per cent of the net profits of the Saskatchewan Gaming Corporation minus $2 million for the Métis Development Fund. The Community Initiatives Fund provides grants for activities that strengthen human development and community vitality.

Enterprise Saskatchewan (ES)

Enterprise Saskatchewan (ES) was established in 2008 as the central economic development agency of Government, pursuant to The Enterprise Saskatchewan Act. ES brings together representation from all sectors of the economy to formulate strategy and recommend action to move the province forward on a sustainable growth agenda in accordance with the principles set out in the Act. ES provides the Government advice to remove barriers to growth, implements activities and programs that would promote and develop the Saskatchewan economy, and establishes and reports on clear and measurable targets for performance of the Saskatchewan economy.

Municipal Financing Corporation of Saskatchewan (MFC)

The Municipal Financing Corporation of Saskatchewan (MFC) was established in 1969 and continues under The Municipal Financing Corporation Act. MFC assists in making capital funds available for the financing of essential local improvements, schools, hospitals, and other construction projects in cities, towns, villages and rural areas throughout the Province. MFC may borrow directly from private lending institutions or through the Ministry of Finance. The funds borrowed are loaned to Saskatchewan local governments to meet all or a portion of their borrowing requirements.

Regional Colleges

Seven regional colleges operating under the authority of The Regional Colleges Act provide educational services and programs in over 40 locations throughout the province. Through partnerships with universities and technical institutes such as SIAST, regional colleges deliver credit programs in response to the needs of rural and northern Saskatchewan. Regional colleges also offer literacy and basic

88   Budget 2009-10 /Budget Summary

education, industry credit and non-credit programs based on local needs and provide a broad array of counselling and assessment services geared to assisting individuals with career planning.

Regional Health Authorities (RHAs)

The Regional Health Services Act was proclaimed on August 1, 2002. Health services in Saskatchewan are delivered by 12 regional health authorities. Major services of responsibility include:

•	Hospitals;

•	Health centres, wellness centres, and social centres;

•	Emergency response services, including first responders, ambulance;

•	Supportive care, such as long-term care, day programs, respite, palliative care and programs for patients with multiple disabilities;

•	Home care;

•	Community health services, such as public health nursing, public health inspection, dental health, vaccinations, and speech pathology;

•	Mental health services; and,

•	Rehabilitation services.

Saskatchewan Agricultural Stabilization Fund

The Fund was established under The Farm Financial Stability Act. The following programs exist within the Fund: New Crops Insurance Program, Big Game Damage Compensation Program, Waterfowl Damage Compensation Program, the Canadian Farm Income Program, and the Canada-Saskatchewan Assistance Program (CSAP II).

Saskatchewan Cancer Agency (SCA)

SCA was established pursuant to The Cancer Foundation Act which was superseded by The Cancer Agency Act on January 2, 2007. SCA is responsible for the planning, organization, and delivery and evaluation of cancer care services throughout Saskatchewan in collaboration with regional health authorities and health care organizations. SCA provides for the detection, diagnosis, testing, treatment and monitoring of individuals, treatment or rehabilitation services, education of health care providers and Saskatchewan residents respecting cancer and the prevention of cancer, prevention and screening, and cancer research and studies.

Saskatchewan Communications Network (SCN)

SCN is governed by The Communications Network Corporation Act. SCN operates three distinct communications networks. The corporation’s Education Broadcast Network supports informal learning by providing high quality commercial-free educational television programming to 90 per cent of Saskatchewan households. The Televised Distance Learning Network supports formal education by distributing K-12 and post-secondary course content to approximately 270 classrooms on behalf of the Ministries of Education and Advanced Education, Employment and Labour. Through its Satellite Infrastructure Network, SCN contributes to equitable access to information by providing high-speed Internet connectivity to rural and remote communities as part of CommunityNet and broadcast distribution of the proceedings of the Saskatchewan Legislative Assembly.

Budget Summary/Summary/Budget 2009-10   89

Saskatchewan Health Information Network (SHIN)

SHIN was established by Order-in-Council pursuant to the provisions of The Crown Corporations Act, 1993. SHIN’s mandate is to implement, own, operate and manage the provincial health information network and deliver information technology solutions in a timely, effective manner reflecting the priorities of the health system. The information network is connecting front-line care providers and delivery organizations across the province, providing them with timely and secure access to information they need in continuing to improve health care services for the people of the province.

Saskatchewan Housing Corporation (SHC)

SHC operates under the authority of The Saskatchewan Housing Corporation Act. The corporation provides suitable and affordable housing for moderate to low-income seniors, and for families and individuals with an identified need. SHC also improves access to other housing programs and services that enable its clients to achieve or maintain independence. SHC funds and administers nearly 31,000 housing units for about 67,000 people in over 300 communities through local housing authorities and non-profit organizations. SHC receives funding from the GRF, Canada Mortgage and Housing Corporation and municipalities.

Saskatchewan Institute of Applied Science and Technology (SIAST)

SIAST operates under the authority of The Saskatchewan Institute of Applied Science and Technology Act. SIAST provides post-secondary technical education and skills training through its four urban campuses in Regina, Saskatoon, Moose Jaw and Prince Albert and a Virtual Campus to help meet the needs of students and employers. SIAST’s enrollment is almost 15,000 full load equivalent students.

SIAST offers 190 certificate, diploma and apprenticeship programs through six divisions: Business and Entrepreneurial Studies, Community Services, Industrial Training, Nursing, Science and Health, and Technology. In addition, SIAST offers basic skill development programs in Adult Basic Education, Basic Literacy, English as a Second Language, General Educational Development (GED) Testing and Preparation, High School Completion, and Life Skills.

Saskatchewan Liquor and Gaming Authority (SLGA)

SLGA is governed by The Alcohol and Gaming Regulation Act, 1997. SLGA is responsible for the distribution, regulation, management and operation of liquor and gaming across the province. SLGA warehouses and distributes wine, spirits and domestic and imported beer to SLGA stores and franchises for sale to the public and permittees. Most mainstream beer is distributed by Brewer’s Distribution Ltd. to retail liquor stores, some franchises and commercial permittees. SLGA owns and operates all video lottery terminals and owns and manages the slot machines at all Saskatchewan Indian Gaming Authority casinos. SLGA also licenses and regulates most forms of gaming, including bingo, raffles, casinos, breakopen tickets, and horse racing.

Saskatchewan Research Council (SRC)

SRC was established in 1947 at a time when people were very aware of the role that science and technology played in winning the Second World War. The concept was that science and technology could be an instrument to build a better life for

90   Budget 2009-10 /Budget Summary

Saskatchewan people. The Council undertakes matters pertaining to research, development, design, consultation, innovation, and commercialization of science for the improvement of the province’s welfare. SRC creates wealth through the responsible application of science and technology to assist Saskatchewan industry to be globally competitive.

Saskatchewan Student Aid Fund

The Saskatchewan Student Aid Fund operates under the authority of The Student Assistance and Student Aid Fund Act, 1985. The primary purpose of the Fund is to support the Saskatchewan Student Assistance Program.

Saskatchewan Watershed Authority

Established under The Saskatchewan Watershed Authority Act, 2002 as part of the government’s Long Term Safe Drinking Water Strategy, the Saskatchewan Watershed Authority has a mandate to manage water supplies and protect source water quality. The Authority is the lead agency for integrated water management in Saskatchewan, with general authority over matters related to the sustainability of aquatic ecosystems and their related land resources.

CIC BOARD ORGANIZATIONS

Crown Investments Corporation of Saskatchewan (CIC)

CIC is the financially self-sufficient holding company for several subsidiary commercial Crown corporations. The Government Finance Office (GFO) was established in 1947 to act as a holding company for many of Saskatchewan’s Crown corporations and to be a mechanism for developing broad policy control, directing investment, and routing dividends into the government’s consolidated fund. In 1978, the GFO was renamed Crown Investments Corporation of Saskatchewan, with a focus on the delivery of strategic shareholder direction and contributing to the province’s economic success. The Crown Corporations Act, 1993, is the current governing legislation.

Information Services Corporation of Saskatchewan (ISC)

ISC is responsible for the administration of land titles, geographic information systems, vital statistics, surveys, mapping and interests in personal property. ISC was established on January 1, 2000 as a wholly-owned subsidiary of CIC and provides customer-focused services such as the Land Registry, the Saskatchewan Personal Property Registry, the Survey Plan Registry, Vital Statistics Registry and Geomatics services.

Investment Saskatchewan Inc.

Investment Saskatchewan was formerly known as CIC Industrial Interests Inc. It became a stand-alone, wholly-owned subsidiary of CIC in September 2003. The corporation’s mandate is to enhance Saskatchewan’s long-term economic growth and diversification by providing investment capital and financing, and to ensure prudent management of commercially viable investments. Effective November 1, 2006, Investment Saskatchewan outsourced the management of its investment portfolio to Victoria Park Capital Inc.

Saskatchewan Gaming Corporation (SGC)

SGC was established under The Saskatchewan Gaming Corporation Act, 1994 to operate Casino Regina and Casino Moose Jaw under a framework agreement that provides for sharing of net profits between the government, First Nations Trust and the Community Initiatives Fund. Casino Regina opened to the public January 26, 1996 and Casino Moose Jaw opened on

Budget Summary/Summary/Budget 2009-10   91

September 6, 2002. The corporation’s Act was amended in 2007 to effectively place the corporation under the management of CIC Board, as a wholly-owned subsidiary of CIC, and change its fiscal year- end from March 31 to December 31 starting in 2008.

Saskatchewan Government Insurance (SGI)

SGI was established in 1945 to provide affordable, good quality insurance to Saskatchewan people. Under the trade name SGI CANADA, which is a wholly-owned subsidiary of CIC, it conducts a competitive property and casualty insurance business in seven Canadian provinces. It offers a comprehensive line of home, tenant, farm, automobile extension and commercial coverage.

Saskatchewan Opportunities Corporation (SOCO)

SOCO is a wholly-owned subsidiary of CIC which was established in 1994. SOCO supports the growth and success of Saskatchewan’s technology sector through the development and operation of research parks at the province’s two universities in Saskatoon and Regina, and a forest sector building in downtown Prince Albert. SOCO operates under the brand name of Innovation Place.

Saskatchewan Power Corporation (SaskPower)

SaskPower is a wholly-owned subsidiary of CIC that was established as the Saskatchewan Power Commission in 1929. Its purpose was to provide safe, reliable, cost-effective power to Saskatchewan people. Today, SaskPower maintains this purpose and is the principal supplier of electricity in Saskatchewan to more than 460,000 residential, farm, commercial, oilfield, power and reseller customers.

Saskatchewan Telecommunications (SaskTel)

SaskTel is a wholly-owned subsidiary of CIC which was established as the Department of Railway, Telephones and Telegraphs in 1908. The corporation is the leading full service provider in Saskatchewan of voice, data, dial-up and high-speed Internet, entertainment and multimedia services, security, web hosting, text and messaging services, and cellular and wireless data services over its digital networks.

Saskatchewan Transportation Company (STC)

STC is a wholly-owned subsidiary of CIC that has been providing passenger transportation, parcel express and freight services throughout the province since 1946. The bus company was established to ensure that as many communities as possible have access to reasonably priced transportation. Today, STC and its network of 194 agencies operates 29 bus routes serving 283 communities in the province.

Saskatchewan Water Corporation (SaskWater)

SaskWater is a wholly-owned subsidiary of CIC which was established in 1984. Headquartered in Moose Jaw, SaskWater designs, builds, owns and operates water supply and wastewater systems providing quality water to Saskatchewan industries, municipalities, First Nations and rural water user groups.

SaskEnergy Incorporated (SaskEnergy)

Saskatchewan’s provincially-owned natural gas system began operations in 1952 as part of SaskPower. SaskEnergy, which is a wholly-owned subsidiary of CIC, was formed in 1988 as a separate corporation to continue providing natural gas transmission and distribution services across the province. The system

92   Budget 2009-10 /Budget Summary

has grown substantially over the years, with service now extended to more than 90 per cent of Saskatchewan communities. Today, SaskEnergy provides safe, reliable and economical natural gas service to more than 343,000 residential, farm, commercial and industrial customers in the province.

NOT-FOR-PROFIT INSURANCE ORGANIZATIONS

Saskatchewan Auto Fund

The Fund is Saskatchewan’s compulsory auto insurance program and the provider of its driver’s licensing and vehicle registration system. The Fund does not receive or provide money to the Province. The Fund is administered by SGI.

Saskatchewan Crop Insurance Corporation (SCIC)

SCIC operates under the authority of The Crop Insurance Act and The Farm Financial Stability Act. The corporation administers insurance programs which protect crop and livestock producers from production failures due to natural hazards. The corporation also delivers the Waterfowl Damage Compensation Program and the Big Game Damage Compensation Program.

Crop Reinsurance Fund of Saskatchewan

The Fund provides reinsurance coverage for the Saskatchewan Crop Insurance Corporation against losses in excess of the net premiums, indemnities and accumulated reserves. Reinsurance for the Saskatchewan crop insurance program is provided by the federal and provincial governments under the terms of the Canada-Saskatchewan Production Insurance Agreement. Payments are made from each government’s reinsurance fund based on a formula set out in the agreement and each is responsible for the accumulated deficits of their fund.

Workers’ Compensation Board (WCB)

The WCB was established in 1930. It is a no fault insurance program that protects workers and employers from the results of work injuries. The WCB collects annual premiums from employers and uses those funds to compensate injured workers for lost income and expenses with the objective of returning them to safe, productive work as soon as medically possible. Further, the WCB seeks to develop and deliver injury prevention programs and services with the goal of eliminating workplace injuries.

Budget Summary/Summary/Budget 2009-10   93